  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 1995

                                                  REGISTRATION NO. 33-58169
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------
                                    FORM S-3

                              AMENDMENT NO. 1

                                    TO

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                           THE LIPOSOME COMPANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               22-2370691
                                         (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
    (STATE OR OTHER JURISDICTION OF
     INCORPORATION OR ORGANIZATION)

                                ONE RESEARCH WAY
                           PRINCETON FORRESTAL CENTER
                          PRINCETON, NEW JERSEY 08540
                                 (609) 452-7060
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                                CHARLES A. BAKER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           THE LIPOSOME COMPANY, INC.
                                ONE RESEARCH WAY
                           PRINCETON FORRESTAL CENTER
                          PRINCETON, NEW JERSEY 08540
                                 (609) 452-7060
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------
                        COPIES OF ALL COMMUNICATIONS TO:

          MARK R. BAKER, ESQ.                      MARK KESSEL, ESQ.
            DEWEY BALLANTINE                      SHEARMAN & STERLING
      1301 AVENUE OF THE AMERICAS                 599 LEXINGTON AVENUE
     NEW YORK, NEW YORK 10019-6092              NEW YORK, NEW YORK 10022
             (212) 259-8000                          (212) 848-4000

                               ----------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 30, 1995

PROSPECTUS

                                3,000,000 SHARES

                                [The Liposome
                                 Company LOGO]

                                 COMMON STOCK



  All of the 3,000,000 shares of Common Stock offered hereby are being sold by the Company. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol LIPO. On March 29, 1995, the last reported sale price for the Common Stock was $10.875 per share. See "Price Range of Common Stock and Dividend Policy."

                                   --------
  THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               PRICE TO UNDERWRITING PROCEEDS TO
                                                PUBLIC  DISCOUNT (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share....................................    $          $           $
--------------------------------------------------------------------------------
Total (3)....................................   $          $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1)See "Underwriting" for indemnification arrangements with the Underwriters.

(2)Before deducting expenses payable by the Company estimated at $417,500.
(3)The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public,
 Underwriting Discount and Proceeds to Company will be $      , $       and
 $      , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be made
available for delivery on or about      , 1995, at the office of the agent of
Hambrecht & Quist Incorporated in New York, New York.

HAMBRECHT & QUIST                                            UBS SECURITIES INC.
    INCORPORATED

      , 1995

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

  Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's Common Stock is quoted on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed by the Company with the Commission is hereby incorporated by reference in this Prospectus. All documents filed by the Company with the Commission pursuant to section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to Carol J. Gillespie, Vice President, General Counsel and Secretary, at the Company's principal executive offices at One Research Way, Princeton Forrestal Center, Princeton, New Jersey 08540 (telephone (609) 452-
7060).

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK AND DEPOSITARY SHARES OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND DEPOSITARY SHARES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  The Liposome Company, Inc. (the "Company") is a leading biotechnology company engaged in the discovery, development and, recently, the commercialization of proprietary lipid and liposome-based pharmaceuticals for the treatment, prevention and diagnosis of inadequately treated, life-threatening illnesses. The Company is currently launching its first product, amphotericin B lipid complex (ABLC(R) or, in Europe, Abelcet (TM)), which has been approved for marketing for certain indications in the United Kingdom and is the subject of marketing application filings in seventeen other countries. The Company expects to file a new drug application ("NDA") for ABLC(R) in the United States during 1995. In addition to ABLC(R)/Abelcet (TM), the Company's other lead products are TLC D-99 and TLC C-53. TLC D-99, liposomal doxorubicin, is being developed in conjunction with Pfizer Inc. ("Pfizer") primarily as a first line treatment of metastatic breast cancer, and is undergoing Phase III clinical testing in the United States. The Company has completed a Phase II clinical trial for TLC C-53, liposomal prostaglandin E/1/, for the treatment of acute respiratory distress syndrome ("ARDS") and is preparing a protocol for a pivotal clinical trial of TLC C-53 for ARDS. In January, 1995, the Company commenced a Phase II clinical trial of TLC C-53 for the treatment of acute myocardial infarction ("AMI"), or heart attack. The Company also has a continuing discovery research program which concentrates primarily on the treatment of cancer and inflammatory conditions.

  ABLC(R)/ABELCET (TM), amphotericin B lipid complex, is for the treatment of systemic fungal infections, primarily in immunocompromised patients such as cancer chemotherapy patients, organ and bone marrow transplant recipients and people with AIDS. In February, 1995, the Company received approval from the Medicines Control Agency of the United Kingdom to market Abelcet (TM) as a first line treatment of cryptococcal meningitis and systemic cryptococcosis in patients with AIDS and for the treatment of severe systemic fungal infections in patients who have not responded to conventional amphotericin B, or to other systemic antifungal agents, or who have renal impairment or other contraindications to conventional amphotericin B. Over 1,300 patients worldwide had been treated with ABLC(R)/Abelcet(TM) through December, 1994. The Company expects to file its first NDA, for ABLC(R), for the second line treatment of aspergillosis (a severe systemic fungal infection) in the United States during 1995. There can be no assurance that any NDA filing by the Company will ultimately be approved by the U.S. Food and Drug Administration ("FDA"). See "Risk Factors--Early Stage of Commercialization" and "--Regulation."

  TLC D-99, liposomal doxorubicin, is targeted for the treatment of a variety of solid tumors, most importantly metastatic breast cancer. TLC D-99 is being jointly developed by the Company and Pfizer pursuant to an agreement entered into in 1990. The Company has completed three Phase II clinical trials testing TLC D-99 as a first line treatment of metastatic breast cancer. Two Phase III clinical trials commenced in December, 1994. In November, 1994, researchers from the M.D. Anderson Cancer Center presented results of one of the Phase II studies, where TLC D-99 was given in combination with cyclophosphamide and 5-fluorouracil to metastatic breast cancer patients. The researchers reported that, of the 41 patients in the trial, 29 were evaluable at that time. Of those 29 patients, there was an overall response rate of 69% (20 patients). Of these, 18 patients demonstrated a partial response (defined to include a reduction in tumor size of 50% or more), and two patients demonstrated a complete response.

  TLC C-53, liposomal prostaglandin E/1/ ("PGE/1/"), is for the treatment of severe acute inflammatory and vaso-occlusive conditions, including ARDS and AMI. Preclinical trials have shown favorable results with TLC C-53 in models of AMI and in models of systemic inflammatory response syndrome ("SIRS"), including endotoxemia and ARDS. The Company has completed a Phase II study of TLC C-53 for the treatment of ARDS and plans to initiate a pivotal study following discussions with the FDA. In January, 1995, the Company commenced a Phase II clinical trial of TLC C-53 versus a placebo, each in conjunction with t-PA, heparin and aspirin, for the treatment of heart attacks.

                                  THE OFFERING

 Common Stock offered.............................  3,000,000 shares
 Common Stock to be outstanding after the
  offering........................................  26,982,849 shares (1)
 Use of proceeds..................................  Commercialization of
                                                    ABLC(R)/Abelcet(TM), in-
                                                    cluding expansion of manu-
                                                    facturing, marketing and
                                                    distribution capabilities,
                                                    the refitting of the
                                                    Company's Indianapolis man-
                                                    ufacturing facility and on-
                                                    going clinical testing of
                                                    ABLC(R)/Abelcet(TM); the
                                                    development and clinical
                                                    testing of TLC C-53 and the
                                                    Company's other products;
                                                    research activities; and
                                                    other general corporate
                                                    purposes.
 Nasdaq National Market symbol....................  LIPO

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (in thousands, except per share figures)

                                          YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------
                                   1994      1993     1992     1991     1990
STATEMENTS OF OPERATIONS DATA:   --------  --------  -------  -------  -------
 Total revenues................. $ 10,440  $ 13,042  $10,889  $ 8,832  $ 7,071
 Net loss.......................  (33,653)  (22,477)  (9,675)  (4,086)  (5,005)
 Preferred Stock dividends......   (5,348)   (5,348)      --       --       --
 Net loss applicable to Common
  Stock......................... $(39,001) $(27,825) $(9,675) $(4,086) $(5,005)
 Net loss per share applicable
  to Common Stock............... $  (1.64) $  (1.18) $  (.43) $  (.22) $  (.35)
 Weighted average number of com-
  mon shares outstanding........   23,850    23,536   22,384   18,221   14,226

                                                  DECEMBER 31, 1994
                                         --------------------------------------
                                          ACTUAL    AS ADJUSTED (2)
BALANCE SHEET DATA:                      ---------  --------------
 Cash and marketable securities......... $  72,157     $102,407
 Working capital........................    51,746       81,996
 Total assets...........................    93,196      123,446
 Total long-term liabilities............     5,917        5,917
 Accumulated deficit....................  (108,859)    (108,859)
 Total stockholders' equity.............    78,353      108,603

--------

(1) Based on the number of shares outstanding at December 31, 1994. Excludes 5,671,913 shares of Common Stock reserved as of December 31, 1994 for issuance under the Company's stock option plans, of which 4,226,105 were reserved for options currently outstanding. Also excludes 5,369,580 shares of Common Stock reserved for issuance upon conversion of the Company's Series A Cumulative Convertible Exchangeable Preferred Stock.

(2) Adjusted to give effect to the receipt of the net proceeds from the sale of 3,000,000 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $10.875 per share.

--------


  Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and does not include shares of Common Stock reserved for issuance under the Company's stock option plans or issuable upon conversion of the Company's Series A Cumulative Convertible Exchangeable Preferred Stock. See "Underwriting."

                                  RISK FACTORS

  The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby:

  Early Stage of Commercialization. The Company has not generated any significant revenues from the sale of its products. None of the Company's products is yet approved for sale in the United States, and the sale of Abelcet (TM) has just commenced in the United Kingdom. Each product must be clinically tested, approved for use by appropriate government agencies and manufactured in commercial quantities before marketing can begin. While the Company has filed marketing applications in various foreign countries with respect to Abelcet (TM), there can be no assurance that such applications will be accepted or, if approved, that there will not be burdensome restrictions which might lead the Company to refrain from selling Abelcet (TM) in some or all of these jurisdictions. In a significant European country in which a marketing application for Abelcet (TM) was filed, the Company anticipates that, in response to preliminary regulatory indications, it will resubmit the application with such additional information as may be required as a condition of approval.

  The Company's long-term viability and growth will depend on successful commercialization of products resulting from its research activities. No assurance can be given that any of the Company's products under development will be successfully commercialized or that required regulatory approvals will be obtained. In addition, if the Company's revenues fail to grow at a rate sufficient to absorb the increased expenses associated with the commercialization of its products, or if it is unable to add or assimilate qualified personnel needed for such commercialization, its results could be adversely affected. See "Business--Product Development," "--Manufacturing" and "--Marketing Strategy."

  History of Operating Losses and Accumulated Deficit. The Company has incurred losses in each year since its inception and anticipates that operating losses will continue for at least two years. The Company's accumulated deficit at December 31, 1994 was approximately $108,859,000. The Company will need to commit significant financial and other resources to clinical trials of its self-funded products and to the preparation for commercial marketing of ABLC(R) in the United States should approval be received from the FDA. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Need for Additional Financing and Uncertain Access to Capital Funding. The Company's capital requirements depend upon numerous factors, including the progress of the Company's product development programs; the time required to obtain regulatory approvals; the resources that the Company devotes to the development, manufacturing and marketing of self-funded products; and the demand for its products if and when approved. It is possible that the Company may require additional financing to complete the clinical testing and to manufacture and to market its self-funded products. There can be no assurance that such financing will be available or will be available on acceptable terms. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Limited Manufacturing Capabilities. The Company currently intends to manufacture its self-funded products. TLC D-99, being developed by the Company under a licensing and development agreement with Pfizer, may be manufactured by the Company or Pfizer, at Pfizer's option. In order to be successful, the Company's products must be manufactured in commercial quantities, in compliance with regulatory requirements, at an acceptable cost and with sufficient stability. The Company believes that its current facilities and staff are adequate for the manufacture of preclinical and clinical supplies of its products, and for the production of Abelcet (TM) to satisfy initial commercial demand, but may not be capable of producing quantities of product sufficient to satisfy demand when ABLC(R)/Abelcet (TM) is fully commercialized. The Company owns a manufacturing facility in

Indianapolis, Indiana for the manufacture of its commercial products on a scale the Company believes to be sufficient to meet worldwide demand and has begun the refitting of this facility to manufacture ABLC(R)/Abelcet (TM). However, substantial expenditures will be required to complete the refitting of the facility and to install and validate the processing and other equipment necessary for the manufacture of the Company's products in this facility and to hire and train new employees to operate the facility. See "Business-- Manufacturing."

  Limited Marketing Capabilities. Although the Company intends to market certain of its products in the United States and certain other countries through its own sales force if and when regulatory approval for those products is obtained, it currently has limited marketing and sales staff, and significant additional expenditures, management resources and time would be required to develop such sales forces. There can be no assurance that the Company will be able to establish such sales forces or be successful in gaining market acceptance for its products. To the extent that the Company determines not to, or is unable to, establish such sales forces, it will be dependent on third parties for the marketing and distribution of its products. See "Business--Marketing Strategy."

  Technological Change; Competition. The biopharmaceutical industry is characterized by extensive research and development efforts, and is subject to rapid and significant technological change. The Company has numerous competitors, including major pharmaceutical and chemical companies, specialized biotechnology firms, other companies developing liposomes or other lipid-based products, universities and other research institutions. New developments in lipid and liposome research as well as new pharmaceutical products and other drug-delivery systems are expected to continue at a rapid pace. Competitors may succeed in developing technologies and products that are more effective than any that are being developed by the Company or that would render the Company's technology and products non-competitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. In addition, many of the Company's competitors have significantly greater experience than the Company in preclinical testing and human clinical trials of new or improved pharmaceutical products and in obtaining FDA and other regulatory approvals on products for use in health care. The Company is aware of various products under development or manufactured by competitors that are used for the prevention, diagnosis or treatment of certain diseases the Company has targeted for product development, some of which use therapeutic approaches that compete directly with certain of the Company's product candidates. The Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company, which could adversely affect the Company's ability to develop and market its products. If the Company commences significant commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which the Company has limited or no experience. See "Business--Competition."

  Regulation. Human therapeutic products, vaccines and in vivo diagnostic products are subject to rigorous preclinical and clinical testing and approval by the FDA and comparable agencies in other countries and, to a lesser extent, by state regulatory authorities prior to marketing. The process of obtaining such approvals, especially for human therapeutic products, is likely to take a number of years and will involve the expenditure of substantial resources. If the FDA requests additional data, these time periods can be materially increased. Even after such additional data is submitted, there can be no assurance of obtaining FDA approval. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing. The Company has not sought or received regulatory approval in the United States for the commercial sale of any of its principal products or for any manufacturing processes or facilities. The Company and its licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals or licenses. Future federal, state, local or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or its licensees' products. There can be no assurance that the Company or its collaborative partners will be able to obtain the necessary approvals for manufacturing or marketing of the Company's products or that the clinical data they obtain in clinical studies will be sufficient to establish the safety and effectiveness of the products. Failure to obtain or maintain requisite governmental approvals, or failure to obtain approvals of the clinical intended uses requested, could delay or preclude the Company or its licensees from further developing particular products or from marketing their products, or limit the commercial use of the products and thereby have a material adverse effect on the Company's liquidity and financial condition. The Company has limited experience in conducting and managing clinical testing and in preparing applications necessary to gain governmental approvals. The Company has not yet submitted an NDA in the United States, and no assurance can be given with respect to any NDA submitted to the FDA by the Company that such NDA will be accepted for consideration, that it will be promptly reviewed, that the FDA will find the data submitted adequate or that such NDA will ultimately be approved.

  Many products for the treatment of conditions such as systemic fungal infections, ARDS, sepsis, heart attack and cancer which have been tested in clinical trials have failed to meet the standards of the FDA. To the knowledge of the Company, the FDA has not yet granted marketing approval for any human pharmaceutical product based on lipid or liposome technologies of the types employed by the Company. In addition, no therapeutic products based upon these technologies are commercially available in the United States. Consequently, the ability to secure regulatory approvals for the Company's products and the ultimate commercial potential of these products cannot currently be assured. See "Business--Governmental Regulation."

  Patents and Proprietary Technology. The Company has a number of United States and foreign patents and patent applications relating to various aspects of lipid and liposome technologies. The patent position of biopharmaceutical companies generally is highly uncertain and involves complex legal and factual questions. The Company currently holds 54 United States patents and may be issued additional patents in the future. There can be no assurance that any patents will afford the Company commercially significant protection for its proprietary technology or have commercial application, and litigation may be necessary to determine the validity and scope of the Company's proprietary rights. Moreover, the patent laws of foreign countries and the enforcement of such laws may afford less protection than comparable U.S. laws. The Company may not have adequate funds to defend or prosecute the patents in question.

  Other public and private concerns, including universities, may have filed applications for, or have been issued, patents with respect to technology potentially useful or necessary to the Company. If any of the Company's proprietary technology in these areas were to conflict with the rights of others, the Company's ability to commercialize products using such technologies could be materially and adversely affected. The scope and validity of such patents, the extent to which the Company may wish or need to acquire licenses under such patents, and the cost or availability of such licenses, are currently unknown.

  In addition, the Company relies on unpatented proprietary know-how, and there can be no assurance that others will not obtain access to or independently develop such know-how. Although employees, corporate sponsors, research partners and consultants are not given access to proprietary know-how of the Company until they have executed confidentiality agreements, these agreements may not provide meaningful protection for the Company's proprietary know-how in the event of any unauthorized use or disclosure of such know-how. See "Business--Patents and Proprietary Technology."

  Product Liability. The testing, manufacturing and marketing of the Company's products entail an inherent risk of adverse events that could expose the Company to product liability claims. The Company has obtained insurance of $10,000,000 against the risk of product liability claims. However, there is no guarantee that this insurance will be adequate, that the amount of this insurance can be increased, or that the policy can be renewed. Moreover, the amount and scope of any coverage obtained may be inadequate to protect the Company in the event of a successful product liability claim. See "Business-- Product Liability."

  Dependence on Key Personnel and Consultants. The Company's ability to successfully develop marketable products and to maintain a competitive position will depend in large part on its ability to attract and retain highly qualified scientific and management personnel and to develop and maintain relationships with leading research institutions and consultants. Competition for such personnel and relationships is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. See "Business--Human Resources" and "--Competition."

  Dependence on Corporate Sponsors. The Company's revenues to date have been primarily generated by payments under collaborative research and development contracts and from interest on invested cash. Two of the Company's collaborative agreements were recently terminated by the Company's corporate sponsors. In March, 1995, Wyeth-Ayerst Laboratories, a division of American Home Products Corporation ("Wyeth-Ayerst"), to whom the Company had licensed the use of TLC A-60 as an adjuvant for an influenza vaccine, advised the Company that it intended to return its rights to TLC A-60 to the Company. Also in March, 1995, Schering AG, Berlin ("Schering AG"), with whom the Company had entered into a collaborative research and development agreement with respect to TLC I-16, a non-ionic contrast agent for use in connection with CT scanning of the liver, advised the Company that it intended to terminate this agreement. The Company could be adversely affected if Pfizer, its corporate sponsor for TLC D-99, also exercised its right to terminate its agreement. In such event, the Company might be required to seek alternate financing in order to continue the development and testing of TLC D-99. If the Company's working capital or alternate financing were inadequate to fund further development or testing, then development of TLC D-99 might be delayed or cancelled. Assuming the Company and Pfizer are able to develop successfully TLC D-99, the Company's revenues from sales of TLC D-99 will depend in large part upon the efforts and abilities of Pfizer to perform clinical testing, to obtain regulatory approvals and to market and manufacture TLC D-99. The amount and timing of resources devoted to these activities will not be completely within the Company's control. Pfizer will have certain discretion in deciding whether or not to commercialize TLC D-99, and may develop or market products competitive with those of the Company. While the Company believes Pfizer has or will have an economic motivation to succeed in performing its obligations under its agreement, there can be no assurance that the corporate interests and motivations of Pfizer will remain consistent with those of the Company. If and when sales of TLC D-99 commence, the Company's revenues with respect to TLC D-99 will be limited to royalties based on product sales and, at Pfizer's option, revenues from manufacturing. Revenues from sales of products developed with future corporate sponsors, if any, may be similarly limited. See "Business-- Product Development."

  Uncertainty of Health Care Reimbursement. The Company's ability to earn sufficient returns on its products may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. If purchasers or users of the Company's products are not entitled to adequate reimbursement for the cost of using such products, they may forego or reduce such use. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available.

  Dependence Upon Suppliers. The Company currently relies on a limited number of suppliers to provide the materials used to manufacture its products, certain of which materials are purchased only from one supplier. Although the Company believes that it can obtain adequate commercial quantities of necessary materials and that it could develop alternative sources of supply for most or all of the materials used to manufacture its products, there can be no assurance that the Company would be able to access such sources within a reasonable period of time or at commercially reasonable rates. In particular, the Company presently acquires amphotericin B, a principal ingredient in ABLC(R)/Abelcet (TM), from one supplier on what the Company believes are favorable terms. The loss of this supplier could have a material adverse effect on the Company, either because of a delay or inability in obtaining an alternate supplier or because of the impact of obtaining the product at a significantly higher cost. Regulatory requirements applicable to pharmaceutical products tend to make the substitution of suppliers more costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could have a material adverse effect on the Company's ability to manufacture and market its products.

  International Sales. The Company believes that sales outside of the United States will initially represent a significant portion of the Company's business if marketing approvals are received from countries outside the United States more quickly than approvals from the FDA. There are significant challenges and risks to the Company associated with conducting business in some foreign countries, including, but not limited to, disparate governmental regulation of pharmaceutical products and uncertain intellectual property protections. Although the Company has established an office in London, England, it does not have extensive experience in international sales. The Company's international business and financial performance could also be adversely affected by such matters as fluctuations in currency exchange rates, currency controls, tariff regulations, foreign duties and taxes, pricing controls and regulations and difficulties in obtaining export licenses.

  Volatility of Stock Price. There has been a history of significant volatility in the market prices for shares of companies in a similar stage of development to that of the Company, and the market price of the shares of the Company's Common Stock has been volatile. Factors such as announcements of technological innovations or new commercial products by the Company or its competitors, governmental regulation, decisions made by corporate sponsors under collaborative research and development agreements regarding product development activities, developments relating to regulatory approvals, developments or disputes relating to patent or proprietary rights, as well as period-to-period fluctuations in revenues and financial results, may have a significant impact on the market price of the Company's Common Stock. See "Price Range of Common Stock and Dividend Policy."

  Dilution. Purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution of net tangible book value per share. Additional dilution will occur upon the exercise of outstanding stock options.

                                  THE COMPANY

  The Company's principal executive offices are located at One Research Way, Princeton Forrestal Center, Princeton, New Jersey 08540 and its telephone number is (609) 452-7060. Unless the context otherwise requires, the "Company" refers to The Liposome Company, Inc. and its wholly-owned subsidiaries.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $10.875 per share are estimated to be $30,250,000 ($34,850,125 if the Underwriters' over-allotment option is exercised in full).

  The Company anticipates that the proceeds of this offering, in conjunction with the Company's current working capital, will be used for (i) the commercialization of ABLC(R)/Abelcet (TM), including the expansion of manufacturing, marketing and distribution capabilities, the refitting of the Company's manufacturing facility in Indianapolis, Indiana for the manufacture of ABLC(R) and the on-going clinical testing of ABLC(R), (ii) the development and clinical testing of TLC C-53 and the Company's other self-funded products,
(iii) research activities and (iv) other general corporate purposes. The Company is unable to specify the amount that it will spend on such programs because such amounts will vary depending on numerous factors, including the progress of the Company's development efforts and regulatory approvals. Such expenditures are likely to be extensive and may exceed the amount of proceeds available from this offering. The Company has begun to refit its manufacturing facility in Indianapolis and expects that this facility will become operational in 1996. The initial plan of activity includes design work and construction of improvements to the facility necessary for a modern manufacturing facility, renovation and validation of critical building systems, purchase and installation of product specific processing equipment for the manufacture of ABLC(R), and training and hiring of employees. The Company anticipates that this phase of construction and validation work and related start-up expenditures will cost approximately $11,000,000 to $13,000,000. Additional costs would have to be incurred for the product specific processing equipment necessary for the production of the Company's other products if and when decisions are made to proceed with such commercial manufacturing.

  The Company has considered in the past, and is continuing to consider, alternative sources of financing, including financing specific to a particular development project or projects. If such financing involves one of the Company's lead products, the Company will use the portion of the proceeds of this offering that would otherwise have funded such product for other purposes described above. Pending such uses, the net proceeds will be invested in investment grade interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is traded on the Nasdaq National Market System under the symbol LIPO. The following table sets forth for the periods indicated the high and low sale price for the Common Stock:

                                                                  HIGH    LOW
                                                                 ------- ------
      1995
        1st Quarter (through March 29, 1995).................... $13.375 $7.875
      1994
        4th Quarter.............................................  10.750  6.375
        3rd Quarter.............................................   8.125  4.750
        2nd Quarter.............................................   6.500  4.875
        1st Quarter.............................................   7.750  5.875
      1993
        4th Quarter.............................................   8.875  5.625
        3rd Quarter.............................................   7.625  5.125
        2nd Quarter.............................................   9.500  6.500
        1st Quarter.............................................  12.500  7.500

  On March 29, 1995, the closing sale price of the Company's Common Stock was $10.875 per share.

  The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. As of January 31, 1995, there were approximately 1,480 stockholders of record of Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1994, and as adjusted to give effect to the receipt by the Company of the net proceeds from the sale of 3,000,000 shares of Common Stock offered hereby at an assumed offering price of $10.875 per share:

                                                          DECEMBER 31, 1994
                                                        -----------------------
                                                                        AS
                                                         ACTUAL    ADJUSTED (1)
                                                        ---------  ------------
                                                            (in thousands)
Long-term obligations under capital leases............. $   4,126   $   4,126
Long-term obligations under note payable...............     1,791       1,791
Stockholders' equity:
 Preferred Stock, par value $.01; 2,400,000 shares au-
  thorized; Series A Cumulative Convertible Exchange-
  able Preferred Stock, 276,000 shares issued; actual
  and as adjusted (liquidation preference of
  $69,000,000).........................................         3           3
 Common Stock, par value $.01; 60,000,000 shares autho-
  rized; 23,982,849 and 26,982,849 shares issued; ac-
  tual and as adjusted, respectively(2)................       240         270
Additional paid-in capital.............................   192,003     222,223
Foreign currency translation adjustment................        (1)         (1)
Net unrealized investment loss.........................    (5,033)     (5,033)
Accumulated deficit....................................  (108,859)   (108,859)
                                                        ---------   ---------
   Total stockholders' equity..........................    78,353     108,603
                                                        ---------   ---------
     Total capitalization.............................. $  84,270   $ 114,520
                                                        =========   =========

--------

(1) Assumes net proceeds to the Company of $30,250,000 from this offering, as if this offering had closed on December 31, 1994.
(2) Excludes 5,671,913 shares of Common Stock reserved as of December 31, 1994 for issuance under the Company's stock option plans, of which 4,226,105 were reserved for options currently outstanding. Also excludes 5,369,580 shares of Common Stock reserved for issuance upon conversion of the Company's Series A Cumulative Convertible Exchangeable Preferred Stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below for and as of the end of each of the years in the five-year period ended December 31, 1994 have been derived from the consolidated financial statements of the Company that have been audited by Coopers & Lybrand L.L.P., independent accountants. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing elsewhere in this prospectus.

                                            YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------
                                     1994      1993     1992     1991     1990
                                   --------  --------  -------  -------  -------
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:                    (in thousands, except per share figures)
 Collaborative research and
  development revenues............ $  5,831  $  4,877  $ 5,767  $ 5,938  $ 3,734
 Licensing and other fees.........       50       541      312      319    2,668
 Interest and investment income,
  net.............................    4,559     7,624    4,810    2,575      669
                                   --------  --------  -------  -------  -------
  Total revenues..................   10,440    13,042   10,889    8,832    7,071
                                   --------  --------  -------  -------  -------
 Research and development
  expenses........................   31,713    25,072   15,000    9,326    8,598
 General and administrative
  expenses........................   12,072    10,193    5,488    3,586    3,164
 Interest expense.................      308       254       76        6       14
 Other expenses...................       --        --       --       --      300
                                   --------  --------  -------  -------  -------
  Total expenses..................   44,093    35,519   20,564   12,918   12,076
                                   --------  --------  -------  -------  -------
 Net loss.........................  (33,653)  (22,477)  (9,675)  (4,086)  (5,005)
 Preferred Stock dividends........   (5,348)   (5,348)      --       --       --
                                   --------  --------  -------  -------  -------
 Net loss applicable to Common     $(39,001) $(27,825) $(9,675) $(4,086) $(5,005)
  Stock........................... ========  ========  =======  =======  =======
 Net loss per share applicable to
  Common Stock.................... $  (1.64) $  (1.18) $  (.43) $  (.22) $  (.35)
                                   ========  ========  =======  =======  =======
 Weighted average number of common   23,850    23,536   22,384   18,221   14,226
  shares outstanding.............. ========  ========  =======  =======  =======
                                                 DECEMBER 31,
                                   ---------------------------------------------
                                     1994      1993     1992     1991     1990
                                   --------  --------  -------  -------  -------
CONSOLIDATED BALANCE SHEET DATA:                (in thousands)
 Cash and marketable
  securities(1)................... $ 72,157  $119,743  $76,399  $45,678  $ 7,668
 Working capital..................   51,746   102,139   71,910   43,604    5,306
 Total assets.....................   93,196   139,632   92,756   50,803   11,007
 Total long-term liabilities......    5,917     7,696    2,986      607      658
 Accumulated deficit.............. (108,859)  (75,206) (52,729) (43,054) (38,968)
 Total stockholders' equity(2).... $ 78,353  $122,347  $83,200  $46,861  $ 7,435

--------

(1) Includes restricted cash of $4,880 and $4,748 in 1994 and 1993, respectively. See Note 1 of Notes to Consolidated Financial Statements.
(2) In 1993, the Company adopted the provisions of Financial Accounting Standard 115 "Accounting for Certain Investments in Debt and Equity Securities." The effect of this adoption was to increase Total stockholders' equity by $650 in 1993 and reduce Total stockholders' equity by $5,033 in 1994.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The Company is a leading biotechnology company engaged in the discovery, development and, recently, the commercialization of proprietary lipid and liposome-based pharmaceuticals for the treatment, prevention and diagnosis of inadequately treated, life-threatening illnesses. The Company is currently launching its first product, amphotericin B lipid complex (ABLC(R) or, in Europe, Abelcet(TM)), which has been approved for marketing for certain indications in the United Kingdom and is the subject of marketing application filings in seventeen other countries. The Company expects to file an NDA for ABLC(R) in the United States during 1995. In addition to ABLC(R)/Abelcet(TM), the Company's other lead products are TLC D-99 and TLC C-53. TLC D-99, liposomal doxorubicin, is being developed in conjunction with Pfizer primarily as a first line treatment of metastatic breast cancer, and is undergoing Phase III clinical testing in the United States. The Company has completed a Phase II clinical trial for TLC C-53 for the treatment of ARDS and is preparing a protocol for a pivotal clinical trial of TLC C-53, liposomal prostaglandin E/1/, for ARDS. In January, 1995, the Company commenced a Phase II clinical trial of TLC C-53 for the treatment of AMI, or heart attack. The Company also has a continuing discovery research program which concentrates primarily on the treatment of cancer and inflammatory conditions.

RESULTS OF OPERATIONS

 Revenues

  Total revenues for the year ended December 31, 1994 were $10,440,000, a decrease of $2,602,000 or 20.0% as compared to the year ended December 31, 1993. Revenues in 1993 were $13,042,000, an increase of $2,153,000 or 19.8%
compared to the 1992 level. The primary components of revenues for the Company are collaborative research and development activities, interest and investment income, and licensing and other fees. These components can increase or decrease significantly based on the number and amount of research collaborations, including the achievement of developmental milestones, the initiation of new licensing agreements and, in the case of interest and investment income, the level of cash balances available for investment and the rate of interest earned on such investments.

  Collaborative research and development revenues were $5,831,000 for 1994, which was $954,000 or 19.6% higher than 1993 revenues. Collaborative research and development revenues were $4,877,000 for 1993, which was $890,000 or 15.4% lower than 1992. The Company earned substantially all of its collaborative research and development revenues from two corporate sponsors in 1994 and 1993 and three sponsors in 1992. In January, 1993, the Company reacquired the worldwide rights to ABLC(R) from Bristol-Myers Squibb ("BMS"), a former corporate sponsor. The Company assumed the responsibilities and funding for clinical development, manufacturing and marketing of ABLC(R). The financial impact of the reacquisition was the absence of research and development reimbursements from BMS in 1993 and 1994. The Company began filing marketing applications for ABLC(R)/Abelcet(TM) in December, 1993, and currently has marketing applications pending in seventeen foreign countries. In June, 1994, the Company began Phase III clinical trials in the United States for the drug. During February, 1995, the Company received approval to market Abelcet(TM) in the United Kingdom for certain indications. During 1992, the Company completed work under a research agreement related to a certain diagnostic product with Schering AG; additional work under an amended research agreement with Schering AG began in the third quarter of 1993 and continued through 1994. This agreement was terminated on March 29, 1995.

  Licensing and other fees were $50,000, $541,000 and $312,000 for 1994, 1993 and 1992, respectively. The change in this category from 1992 to 1994 was directly related to an agreement with Wyeth-Ayerst for TLC A-60, a liposomal vaccine adjuvant which required payments as follows: $250,000 in 1992, $500,000 in 1993 with no payment being scheduled in 1994. Wyeth-Ayerst recently advised the Company that it is no longer pursuing development of TLC A-60 and that it intends to return all rights to the Company.

  Interest and investment income for the years ended December 31, 1994, 1993, and 1992 was $4,559,000, $7,624,000, and $4,810,000, respectively. Interest and investment income in 1994 decreased by $3,065,000 or 40.2% from 1993. Interest and investment income in 1993 was $2,814,000 or 58.5% greater than that in 1992. During the first quarter of each of 1993 and 1992 the Company raised capital through the sale of equity securities. Net proceeds to the Company from these sales were $65,735,000 and $44,603,000, respectively. No significant amounts of capital were raised during 1994. Fluctuations in interest and investment income are primarily due to the significant changes in the level of cash balances the Company has available for investment as a result of these financings. The Company expects that interest and investment income in 1995 will be substantially less than that reported in 1994 due to the anticipated lower level of cash and securities in its portfolio.

 Expenses

  Total expenses for 1994 of $44,093,000 increased $8,574,000 or 24.1% compared to 1993. Total expenses of $35,519,000 for 1993 increased $14,955,000 or 72.7%
compared to 1992. The increase in expenses for each year reflects the greater funding required to support the clinical study programs of its lead proprietary products as these products progress through late-stage trials, and the expansion of the Company's research and development efforts.

  Research and development expenses accounted for 71.0% of the expense increase from 1992 to 1994, while general and administrative and interest expenses accounted for the remainder. At year-end 1992, the Company's efforts were focused on research and pharmaceutical development using a small organization to support early stage clinical trial activities. During 1993, the Company significantly expanded its capability to design and monitor clinical trials, both in the U.S. and internationally and also added internal capabilities in biostatistics and regulatory affairs. During 1994, the Company continued to strengthen these activities and developed an internal manufacturing organization capable of producing clinical and commercial material and began to establish an international sales and marketing organization.

  Research and development expenses of $31,713,000 for 1994 increased $6,641,000 or 26.5% over 1993. The primary components of this increase were the costs related to ABLC(R)/Abelcet (TM), TLC C-53 and TLC D-99, reflecting higher expenditures associated with the Company's products progressing to late stages of development; increased staffing levels to support the new manufacturing facility located in Princeton, which began operations in early 1994; and the expansion of the Company's medical, regulatory, and biostatistical departments to develop and conduct increased clinical trial activity. As in prior years, costs associated with the development of TLC D-99 were reimbursed by Pfizer under the terms of a licensing agreement, signed in 1990. In February, 1994, the Company announced that it had suspended further development of Maitec(R), its liposomal gentamicin product, in order to focus its resources on its other products.

  Research and development expenses of $25,072,000 for 1993 increased $10,072,000 or 67.1% over 1992. The significant part of the increase was related to assuming the on-going development costs of ABLC(R) that were previously incurred by BMS. All rights to ABLC(R) were reacquired from BMS in January 1993. The 1993 increase also included the expansion of preclinical studies for TLC C-53 and clinical study programs of Maitec(R), TLC C-53, and TLC D-99. The Company also increased research and development staff including medical, regulatory, biostatistical, manufacturing and scientific personnel to support the preclinical and clinical study programs.

  General and administrative expenses in 1994 were $12,072,000, an increase of $1,879,000 or 18.4% over 1993. The primary component of the increase was costs associated with the start up of the international sales and marketing operations in anticipation of launching the Company's first product, amphotericin B lipid complex, using the trademark Abelcet(TM). By year-end 1994, the Company had filed applications to market Abelcet(TM) in seventeen countries, and approval to market in the United Kingdom was received in February, 1995.

  General and administrative expenses in 1993 were $10,193,000, an increase of $4,705,000 or 85.7% over 1992. The main reason for the increase was the cost associated with litigation brought by the Company for patent infringement. The court found in favor of the defendant, and the Company has decided not to appeal. The balance of the increase was due to the expansion of various administrative functions consistent with the growth of the Company.

  The Company expects both its research and development expenses and its general and administrative expenses to continue to increase as it pursues the clinical development of its products, launches Abelcet(TM) in the United Kingdom and prepares for future potential marketing approvals in other European countries.

  Interest expense for 1994 was $308,000 compared to $254,000 for 1993. The increase of $54,000 in interest expense was primarily due to a sale-leaseback agreement that funded machinery and construction costs within the Princeton manufacturing facility. This capital lease arrangement was initiated in 1993 and completed in early 1994. The increase in 1993 versus 1992 of $178,000 was due to the 1992 acquisition of a 55,000 square foot manufacturing facility in Indianapolis, Indiana, which was partially funded by a mortgage-backed note payable.

 Preferred Stock Dividends

  In January 1993, the Company completed the issuance of 2,760,000 Depositary Shares representing 276,000 shares of Series A Cumulative Convertible Exchangeable Preferred Stock with a cumulative dividend of 7.75%. The Company has declared and paid dividends of $5,348,000 on such Preferred Stock annually during 1993 and 1994. These dividends are included as part of the Company's net loss applicable to Common Stock and net loss per share of Common Stock.

 Net Loss, Net Loss Applicable to Common Stock and Net Loss Per Share of Common Stock

  The net loss of $33,653,000 for 1994 increased by $11,176,000 or 49.7%
compared to 1993. This increase in net loss was due to the increase in total expenses of $8,574,000, in conjunction with a decrease in total revenues of $2,602,000. The net loss applicable to Common Stock was $39,001,000 in 1994 and $27,825,000 in 1993 as a result of the operational factors discussed above and the declaration of $5,348,000 of Preferred Stock dividends in each year. The net loss per common share increased by $.46 per share to $1.64 per share for 1994. The total loss per share of $1.64 comprises $.23 for Preferred Stock dividends and the remainder, $1.41, for the current year net loss.

  The net loss of $22,477,000 for 1993 increased by $12,802,000 or 132%
compared to 1992. This increase in net loss was due to the increase in total expenses of $14,955,000, partially offset by an increase in total revenues of $2,153,000. The net loss applicable to Common Stock was $27,825,000 in 1993 compared to $9,675,000 in 1992. The increase was due to the operational factors discussed above and inclusion in 1993 of $5,348,000 in Preferred Stock dividends. The 1993 net loss per common share increased by $.75 per share to $1.18 per share. The increase is attributable to the $5,348,000 of Preferred Stock dividends, or $.23 per share, and the balance is due to the increase in net loss of $.52 per share.

LIQUIDITY AND CAPITAL RESOURCES

  The Company had $72,157,000 in cash reserves as of December 31, 1994. The cash reserves include cash and cash equivalents of $2,369,000, short-term investments of $55,487,000, long-term investments of $9,421,000 and restricted cash of $4,880,000. The cash reserves decreased $47,586,000 from 1993 due to the use of funds for operations, capital acquisitions, Preferred Stock dividend payments and a current market value adjustment to investments to comply with the Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The cumulative effect at December 31, 1994 of SFAS No. 115 was a net unrealized loss of $5,033,000. In connection with certain financing arrangements, the Company is required to maintain minimum cash balances, of which the largest requirement is $20,000,000. The Company invests its excess cash in a diversified portfolio of high-grade marketable and United States Government-backed securities.

  During 1994, cash used by operations increased to $32,407,000 as compared to $18,948,000 in 1993. The 1994 change in cash used was primarily due to the increase in net loss versus 1993 combined with the increase in other current assets and the reduction in accounts payable. This was partially offset by increases in depreciation and amortization, along with accrued expenses. Funding required for operating activities during 1994 was derived from existing cash balances and the sales of investments as well as from corporate sponsors, interest income, and the exercise of stock options. Plant acquisitions decreased in 1994 compared to 1993, reflecting the completion of the expansion of the clinical research and manufacturing facilities begun in 1993. The Company expects to make renovations costing between approximately $11,000,000 to $13,000,000 at the Indianapolis facility.

  At December 31, 1994, the Company had approximately $101,412,000 of operating loss carryforwards, $2,860,000 of research and development credit carryforwards and $45,000 of investment tax credit carryforwards. These carryforwards expire in the years 1996 through 2009. The timing and manner in which these losses are used may be limited as a result of certain ownership changes that occurred pursuant to Internal Revenue Service regulations under Section 382.

  The Company expects to finance its operations from, among other things, the proceeds received from payments under research and development agreements, interest earned on investments, liquidation of certain investments, product sales and proceeds from this offering. Funds may also be provided to the Company by leasing arrangements for capital expenditures and from the licensing of its products. The Company expects to fund Preferred Stock dividends from existing cash reserves. The Company believes that its available cash and marketable securities, revenues from research and development contracts and interest income will be sufficient to meet its expected operating and capital cash flow requirements for the intermediate term.

                                   BUSINESS

OVERVIEW

  The Liposome Company, Inc. is a leading biotechnology company engaged in the discovery, development and, recently, the commercialization of proprietary lipid and liposome-based pharmaceuticals for the treatment, prevention and diagnosis of inadequately treated, life-threatening illnesses. The Company is currently launching its first product, amphotericin B lipid complex (ABLC(R) or, in Europe, Abelcet(TM)), which has been approved for marketing for certain indications in the United Kingdom and is the subject of marketing application filings in seventeen other countries. The Company expects to file an NDA for ABLC(R) in the United States during 1995. In addition to ABLC(R)/Abelcet(TM), the Company's other lead products are TLC D-99 and TLC C-53. TLC D-99, liposomal doxorubicin, is being developed in conjunction with Pfizer primarily as a first line treatment of metastatic breast cancer, and is undergoing Phase III clinical testing in the United States. The Company has completed a Phase II clinical trial for TLC C-53, liposomal PGE/1/, for the treatment of ARDS and is preparing a protocol for a pivotal clinical trial of TLC C-53 for ARDS. In January, 1995, the Company commenced a Phase II clinical trial of TLC C-53 for the treatment of AMI, or heart attack. The Company also has a continuing discovery research program which concentrates primarily on the treatment of cancer and inflammatory conditions.

  ABLC(R)/ABELCET(TM), amphotericin B lipid complex, is for the treatment of systemic fungal infections, primarily in immunocompromised patients such as cancer chemotherapy patients, organ and bone marrow transplant recipients and people with AIDS. In February, 1995, the Company received approval from the Medicines Control Agency of the United Kingdom to market Abelcet(TM) as a first line treatment of cryptococcal meningitis and systemic cryptococcosis in patients with AIDS and for the treatment of severe systemic fungal infections in patients who have not responded to conventional amphotericin B, or to other systemic antifungal agents, or who have renal impairment or other contraindications to conventional amphotericin B. Over 1,300 patients worldwide had been treated with ABLC(R)/Abelcet (TM) through December, 1994. The Company expects to file its first NDA, for ABLC(R), for the second line treatment of aspergillosis (a severe systemic fungal infection) in the United States during 1995. There can be no assurance that any NDA filing by the Company will ultimately be approved by the FDA. See "Risk Factors--Early Stage of Commercialization" and "-- Regulation."

  TLC D-99, liposomal doxorubicin, is targeted for the treatment of a variety of solid tumors, most importantly metastatic breast cancer. TLC D-99 is being jointly developed by the Company and Pfizer pursuant to an agreement entered into in 1990. The Company has completed three Phase II clinical trials testing TLC D-99 as a first line treatment of metastatic breast cancer. Two Phase III clinical trials commenced in December, 1994. In November, 1994, researchers from the M.D. Anderson Cancer Center presented results of one of the Phase II studies, where TLC D-99 was given in combination with cyclophosphamide and 5-fluorouracil to metastatic breast cancer patients. The researchers reported that, of the 41 patients in the trial, 29 were evaluable at that time. Of those 29 patients, there was an overall response rate of 69% (20 patients). Of these, 18 patients demonstrated a partial response (defined to include a reduction in tumor size of 50% or more), and two patients demonstrated a complete response.

  TLC C-53, liposomal PGE/1/, is for the treatment of severe acute inflammatory and vaso-occlusive conditions, including ARDS and AMI. Preclinical trials have shown favorable results with TLC C-53 in models of AMI and in models of SIRS, including endotoxemia and ARDS. The Company has completed a Phase II study of TLC C-53 for the treatment of ARDS and plans to initiate a pivotal study following discussions with the FDA. In January, 1995, the Company commenced a Phase II clinical trial of TLC C-53 versus a placebo, each in conjunction with t-PA, heparin and aspirin, for the treatment of heart attacks.

PRODUCT DEVELOPMENT
  The following table summarizes the principal product development activities of the Company:

                                                                      WORLDWIDE
                                                                      MARKETING
      PRODUCT                 USE                 STATUS(1)             RIGHTS
      -------                 ---                 ---------           ---------
ANTI-INFECTIVE
ABLC(R)/Abelcet(TM)  Systemic Fungal        United Kingdom--       The Liposome Co.
                      Infections             Marketing approval
                                             received(2)
                                            17 other countries--
                                             Marketing
                                             applications filed
                                            U.S.-- Expect to file
                                             NDA during 1995
CANCER
TLC D-99             Metastatic Breast      Phase III ongoing;     Pfizer(3)
                      Cancer                 High dose Phase II
                                             ongoing

                     Kaposi's Sarcoma       Phase II ongoing       Pfizer(3)


INFLAMMATION
TLC C-53             ARDS                   Phase II completed;    The Liposome Co.
                                             Pivotal clinical
                                             trial being planned

                     Sepsis/SIRS            Phase I completed;     The Liposome Co.
                                             Phase II to be
                                             initiated in 1995

TLC C-54             Inflammatory           Preclinical            The Liposome Co.
                      Conditions including   development
                      Rheumatoid Arthritis
                      and Systemic Lupus
                      Erythematosus

CARDIOPULMONARY
TLC C-53             AMI                    Phase II ongoing       The Liposome Co.

--------
(1) Preclinical development denotes work to refine product performance characteristics and studies relating to product composition, stability, scale-up, toxicity and efficacy to create a prototype formulation in preparation for the filing of an IND application with the FDA for authority to commence testing in humans (clinical studies).

    Phase I-III clinical trials denote safety and efficacy tests in human patients in accordance with FDA guidelines as follows:

    Phase I: Dosage and tolerance studies.

    Phase II: Detailed evaluations of safety and efficacy.

    Phase III: Larger scale evaluation of safety and efficacy potentially requiring larger patient numbers, depending on the clinical indication for which marketing approval is sought.
    See "Governmental Regulation."

(2) Marketing approval in the United Kingdom has been received for Abelcet(TM) as a first line treatment of cryptococcal meningitis and systemic cryptococcosis in patients with AIDS, for the treatment of severe systemic fungal infections in patients who have not responded to conventional amphotericin B or other systemic antifungal agents, and for patients who have renal impairment or other contraindications to conventional amphotericin B.

(3) The Company has marketing rights in Japan.

  TECHNOLOGY

  The Company's products are based on its proprietary technology which employs liposomes or lipid complexes as either a vehicle to deliver an active therapeutic ingredient or as an active component of a drug. Liposomes are microscopic man-made spheres composed of lipids that can be engineered to entrap drugs or other biologically active molecules. In many cases, liposomal pharmaceuticals can provide better efficacy and less toxicity than might otherwise result from alternative therapies. In addition, the Company believes that it is developing the first product, TLC C-53, in which liposomes comprise active components of a pharmaceutical. It is anticipated that the Company's products will be administered through intravenous injection.

  PRODUCTS IN CLINICAL TRIALS

  The Company has three products in various stages of human clinical trials for multiple indications: ABLC(R)/Abelcet(TM), TLC D-99 and TLC C-53.

  ABLC(R) (Abelcet(TM) in Europe)--Amphotericin B Lipid Complex

  Systemic fungal infections are a major threat to those patients whose immune systems are compromised, such as cancer chemotherapy patients, organ and bone marrow transplant recipients and people with AIDS. The Company is developing ABLC(R) as a treatment for these fungal infections. Over 1,300 patients worldwide were treated with ABLC(R) in comparative and open-label clinical trials as well as in emergency use protocols through December, 1994.

  Amphotericin B is a broad spectrum polyene antifungal agent, which has been marketed for many years as a treatment for many systemic fungal infections, including candidiasis, cryptococcosis, aspergillosis and other yeast or mold infections. However, the utility of amphotericin B has been limited by its propensity to cause serious side effects, particularly to the kidney. The Company is developing ABLC(R), which consists of amphotericin B in a lipid complex and is designed to reduce the risk of toxicities associated with amphotericin B while maintaining at least equivalent efficacy.

  In June, 1994, the Company commenced two Phase III clinical trials for ABLC(R) in the U.S. The first trial is testing ABLC(R) as a treatment for patients with aspergillosis who are either refractory to or intolerant of conventional amphotericin B or who have renal impairment that precludes treatment with amphotericin B. The second is a randomized trial comparing ABLC(R) to conventional amphotericin B in the empiric treatment of presumed fungal infections in neutropenic patients.

  In October, 1994, investigators from the National Cancer Institute ("NCI"), the M.D. Anderson Cancer Center, the Children's National Medical Center and the
H. Lee Moffitt Cancer Center, in a poster presentation at the 34th Interscience Conference on Antimicrobial Agents and Chemotherapy, showed encouraging results in patients with systemic fungal infections receiving ABLC(R) who previously did not respond to, or who were intolerant of, existing antifungal therapy. In addition, patients who had suffered nephrotoxicity resulting from prior treatment with amphotericin B or who had preexisting renal impairment showed a statistically significant improvement in kidney function when placed on ABLC(R). The researchers concluded that ABLC(R) provided effective therapy in patients with invasive mycoses unresponsive to or intolerant of previous antifungal therapy, that ABLC(R) was well tolerated and that ABLC(R) was not associated with dose-limiting nephrotoxicity.

  The Company began filing applications to market ABLC(R)/Abelcet(TM) in December, 1993, and currently has marketing applications pending in seventeen foreign countries. In addition, in February, 1995, the Company received approval to market amphotericin B lipid complex under the trademark Abelcet(TM) from the Medicines Control Agency of the United Kingdom. The indications for which Abelcet(TM) was approved were as a first line treatment of cryptococcal meningitis and systemic cryptococcosis in patients with AIDS and for the treatment of severe systemic fungal infections in patients who have not responded to conventional amphotericin B or to other systemic antifungal agents or who have renal impairment or other contraindications to conventional amphotericin B. The Company believes it may receive marketing approvals in additional countries during 1995 and in later years. In a significant European country in which a marketing application for Abelcet (TM) was filed, the Company anticipates that, in response to preliminary regulatory indications, it will resubmit the application with such additional information as may be required as a condition of approval.

  The Company expects to file an NDA for ABLC(R) for the second line treatment of aspergillosis in the United States during 1995. The Company has not yet submitted an NDA in the United States, and no assurance can be given that with respect to the Company's NDA for ABLC(R) that it will be accepted for consideration, that it will be promptly reviewed, that the FDA will find the data submitted adequate or that it will ultimately be approved.

  The Company owns worldwide rights to manufacture and market ABLC(R). In 1985, the Company entered into a licensing and development agreement for ABLC(R) with the E.R. Squibb & Sons Company, now BMS. As of January 1, 1993, the Company reacquired these rights from BMS and assumed all financial responsibility for the development of ABLC(R). The Company has agreed to pay BMS a royalty on worldwide sales of ABLC(R)/Abelcet(TM). The Company has also entered into a supply agreement with BMS for amphotericin B raw material, but is free to access alternate suppliers of such raw material, subject to regulatory constraints.

  TLC D-99

  The Company and Pfizer are jointly developing TLC D-99, a liposomal doxorubicin, for the treatment of a variety of solid tumors. The primary emphasis of the program has been to develop the drug as a first line treatment of metastatic breast cancer. Over 400 patients were enrolled in TLC D-99 clinical trials through December, 1994.

  One of the most widely-used chemotherapeutic drugs is doxorubicin, which is used in the treatment of many solid tumors, leukemias and lymphomas. Doxorubicin, in addition to the acute toxicities typical of chemotherapeutic drugs, can cause irreversible cardiac damage which is often the cumulative dose-limiting factor for anthracycline chemotherapeutic agents like doxorubicin. Virtually all anticancer drugs in typical doses can cause side effects such as emesis (vomiting), alopecia (hair loss), mucositis (inflammation of the mucous membranes) and myelosuppression (depletion of blood cells). The individual maximum dosage given to a patient is limited by these and other toxic side effects. One of the serious toxicities associated with doxorubicin is the necrosis (open sores and tissue damage) that will occur when free doxorubicin is accidentally injected into subcutaneous tissue rather than the vein (an extravasation event). During Phase I trials with TLC D-99, three episodes of extravasation took place, and no necrosis was observed.

  Preclinical studies indicate that, as compared to free doxorubicin, TLC D-99 has greatly reduced toxicity, including cardiotoxicity and mucositis. In a preclinical model, TLC D-99 was shown to deliver, at comparable doses, two to three times as much drug to the site of the tumor as compared to free doxorubicin. In addition, preclinical studies in standard tumor models comparing the use of TLC D-99 and free doxorubicin to treat leukemia and several solid tumors show a better tumor response and an increase in the survival period of the test animals receiving TLC D-99 as compared to free doxorubicin.

  The Company conducted Phase I human clinical testing of 38 patients at Roswell Park Memorial Institute, in Buffalo, New York. In this trial, TLC D-99 was less acutely toxic to the patients than would be expected with free doxorubicin at comparable doses.

  In December, 1992 and May, 1993, the Company completed patient accruals for two Phase II trials in patients with metastatic breast cancer; one was conducted at four hospitals associated with McGill University Hospital in Montreal, Canada and one was conducted at multiple sites in the United States. Data from these trials is being compiled and evaluated. In November, 1994, researchers from the M.D. Anderson Cancer Center presented results of a third Phase II study of TLC D-99 given in combination with cyclophosphamide, an anti-neoplastic agent, and 5-fluorouracil to metastatic breast cancer patients. The researchers reported that, of the 41 patients in the trial, 29 were evaluable at that time. Of those 29 patients, there was an overall response rate of 69% (20 patients). Of these, 18 patients demonstrated a partial response (defined to include a reduction in tumor size of 50% or more), and two patients demonstrated a complete response. The researchers also concluded that the encapsulation of doxorubicin appears to permit higher cumulative doses than would be expected with conventional doxorubicin because of the diminished cardiotoxicity.

  In December, 1994, two Phase III trials were commenced by Pfizer to test TLC D-99 as a first line treatment for patients with metastatic breast cancer. One trial compares TLC D-99 with conventional doxorubicin while the other compares a combination of TLC D-99 and cyclophosphamide, with doxorubicin and cyclophosphamide. The objective of each study is to show that TLC D-99, alone or in combination with cyclophosphamide, is as effective as conventional doxorubicin alone or in combination with cyclophosphamide, but that TLC D-99 is significantly safer, particularly with regard to cardiotoxicity. Each trial is expected to be conducted at twenty or more sites.

  The Company and Pfizer are also conducting trials using very high doses of TLC D-99 in combination with granulocyte colony--stimulating factor ("G-CSF"). As part of this program, the Company and the NCI have been conducting a Phase I trial at Dana-Farber Cancer Institute, in Boston, Massachusetts to test the safety and efficacy of increasing doses of TLC D-99 in combination with G-CSF. Preliminary results of this study were presented at the Seventh World Conference on Lung Cancer in June, 1994. Although the trial was primarily designed to test the safety of TLC D-99 in high doses, partial clinical responses (tumor reduction exceeding 50 percent) were recorded in three of twelve patients with non-small cell lung cancer, two of two patients with mesothelioma and three of four patients with small cell lung cancer. Non-small cell lung cancer and mesothelioma historically have a very low response rate to chemotherapy.

  In 1994, the Company commenced a Phase II clinical trial to test high doses of TLC D-99 as a treatment for metastatic breast cancer. The trial objective is to demonstrate superior efficacy and acceptable safety of very high doses of TLC D-99 as compared to what could be expected with conventional doxorubicin. Patients are currently being accrued in this trial. If results of this trial are positive, the Company expects to conduct a Phase III clinical trial of high doses of TLC D-99 to treat metastatic breast cancer. Additionally, a Phase II clinical trial to test TLC D-99 as a treatment for Kaposi's Sarcoma is ongoing.

  In November, 1990, the Company entered into a development and license agreement for TLC D-99 with Pfizer. Pfizer is funding the development and clinical trials of the product. The Company received a payment upon signing the agreement with Pfizer and is entitled to be reimbursed quarterly in advance of expenditures, based on an agreed-upon annual budget, for virtually all of its costs to be incurred in connection with product development and clinical testing, to receive payments upon reaching certain milestones, to receive royalty payments with respect to product sales and, at Pfizer's option, to receive revenues from manufacturing. The agreement has no fixed term and is terminable at any time upon notice by Pfizer, in which event Pfizer would be responsible for reimbursement of the Company's expenses for up to a six-month period following termination and all rights to the product would return to the Company. The Company has all rights to market TLC D-99 in Japan.

  TLC C-53

  The Company is developing TLC C-53, liposomal PGE/1/, for the treatment of a variety of severe acute inflammatory conditions and vaso-occlusive diseases. TLC C-53 is the first product known to the Company in which liposomes comprise active components of a pharmaceutical.

  Anti-inflammatory Applications. Many disease conditions are believed to be the result of a complex cascade of events leading to the uncontrolled activation of certain cells in the body: neutrophils, platelets and endothelial cells. These cells, once activated, adhere to each other and to certain other cells, thus perpetuating, and in some instances leading to, a pathological enhancement of the inflammatory response.

  When the body receives an insult, such as infection, massive trauma or heart attack, cells can release into the blood a variety of chemical agents or mediators including interleukin-1 ("IL-1"), tumor necrosis factor ("TNF"), and others. When any of these mediators encounters certain types of cells in the body such as neutrophils (cells that circulate in the bloodstream) or endothelial cells (cells that form the lining of the blood vessels), these cells may become activated. When neutrophils and endothelial cells are activated they can then adhere to each other as part of the normal inflammatory response. In some patients, the normal process of activation continues unchecked and an inflammatory condition known as SIRS, including ARDS and sepsis, may result.

  SIRS is an often fatal condition that includes subsets of conditions such as ARDS and sepsis. It stems from a variety of severe insults including trauma, burns, aspiration and hyperoxia. Clinically, patients exhibit abnormalities in body temperature, heart and respiratory rate and white blood cell count. The condition is often associated with development of failure of several body organs. In ARDS the organ which fails is the lung. Clinically, white opacities are seen in the lung fields on radiological examination, reflecting the congestion of the lung air spaces with fluid that has leaked through capillaries that had been damaged by mediators of inflammation released by the activated neutrophils. Forty to sixty percent of the approximately 150,000 patients in the United States annually afflicted with ARDS die because the lungs become so full of fluid that oxygen can no longer be transported with efficiency into the blood. There is currently no satisfactory therapy for ARDS.

  Sepsis is the systemic response to infection. In sepsis, a somewhat similar if not identical process of abnormal activation of neutrophils and other cells which circulate in the bloodstream occurs. This process is responsible for the failure of a number of body organs including the lungs, the kidneys, the liver and the brain, often resulting in death.

  TLC C-53 appears to function as a unique "universal off-switch" that not only prevents neutrophils from being activated by IL-1, TNF, and other factors, but also may deactivate these cells even after they have been activated. By inhibiting neutrophils in this way, TLC C-53 is believed to prevent abnormal cellular adhesion which in turn prevents the release of the mediators of inflammation, such as oxygen free radicals and lysosomal enzymes.

  In 1990, the Company commenced preclinical development of TLC C-53, including efficacy tests with TLC C-53 in preclinical models of ARDS and AMI. In two animal models of ARDS tested at The Webb-Waring Lung Institute, one of the leading ARDS research centers in the United States, it was shown that TLC C-53 could significantly prevent the leakage of fluid into the lung. In 1992, the Company filed an IND with the FDA and started Phase I safety trials in healthy volunteers in the United States and in Europe.

  During 1994, the Company conducted a Phase II trial of TLC C-53 as a treatment for ARDS. Results of the 25 patient randomized, placebo controlled trial were presented at the Society of Critical Care Medicine's 24th Educational and Scientific Symposium in February, 1995. The investigators concluded that in patients with ARDS, TLC C-53 was associated with statistically significant improvement in oxygenation (the ability of the lungs to transmit oxygen into the bloodstream) at three days, increased lung compliance (an indirect measure of lung function), and decreased dependency of patients on mechanical ventilation. The investigators also concluded that TLC C-53 was well tolerated.

  Cardiovascular Applications. The factors discussed above that activate neutrophils and endothelial cells also activate platelets, a type of blood cell that, among other functions, plays a key role in blood clotting. Platelets are also activated when they contact the cells that line the arteries, which can often occur during coronary angioplasty. Once activated, platelets adhere to each other (called aggregation) as well as to endothelial cells and the extracellular matrix. In some patients, myocardial wall damage may occur after the coronary arteries have been opened by the infusion of t-PA. This so-called "reperfusion injury" is believed to be initiated by activation of neutrophils.

  TLC C-53, in addition to inhibiting neutrophils, is believed to inhibit platelet aggregation. This combination of drug effect may hold promise for more patients with AMI to achieve complete patency (reopening of the coronary arteries) following treatment with t-PA and may also allow a faster clot to lysis time. It also holds the potential for reducing reperfusion injury and subsequent cardiac damage.

  In November, 1994, the Journal of the American College of Cardiology published results from preclinical studies of TLC C-53 conducted by Dr. Richard Smalling, Professor and Co-Director of the University of Texas Medical School's Division of Cardiology. In a canine model of heart attack, Dr. Smalling showed that treatment with TLC C-53 just prior to administration of the clot-dissolving agents streptokinase and heparin, resulted in faster reopening of the blocked blood vessels that caused the attack. Additionally, the arteries opened more fully, blood flow to heart tissue was improved, and there was less damage to the heart when TLC C-53 was given, compared with placebo.

  At year-end 1994, the Company started a Phase II randomized, placebo controlled trial to evaluate TLC C-53 as an adjunct to t-PA in the treatment of heart attacks. In the trial, patients will receive either TLC C-53 or a placebo in addition to t-PA, heparin and aspirin. The first patient was enrolled in January, 1995 at the Hermann Hospital and the Texas Medical Center in Houston, Texas.

 OTHER PRODUCTS UNDER DEVELOPMENT

  The Company is also developing other liposome based products that are in earlier stages of development. These include:

  TLC C-54

  The Company is developing TLC C-54, a liposomal PGE/1/ distinct and different from TLC C-53, for use in the treatment of auto-immune diseases such as rheumatoid arthritis and systemic lupus erythematosus. TLC C-54 is currently undergoing preclinical testing.

  TLC A-60

  TLC A-60 is a unique, patented liposomal vaccine adjuvant designed to boost the protective effect of vaccines against various diseases. In January, 1992, Wyeth-Ayerst and the Company signed an agreement under which Wyeth-Ayerst began the development of a liposomal influenza vaccine with TLC A-60. During 1994, Wyeth-Ayerst conducted Phase I and Phase II clinical trials of the vaccine. In March, 1995, Wyeth-Ayerst advised the Company that it intended to return its rights to TLC A-60 to the Company. The Company has not yet reviewed the results from Wyeth-Ayerst's Phase II trials, but, based on its current understanding, will consider seeking another corporate sponsor to develop TLC A-60 as an adjuvant for an influenza vaccine. No assurance can be given that such a corporate sponsor relationship will be entered into.

  TLC I-16

  The Company has conducted basic research on an innovative technology for making liposomes called interdigitation fusion. The first product produced by this new process is a liposome-encapsulated non-ionic iodine-based contrast agent, TLC I-16. TLC I-16 contains a high concentration of the contrast agent, allowing it to be effectively used for CT scanning of the liver and may provide a more sensitive technique for the detection of tumor metastases. The Company was developing TLC I-16 under a collaborative agreement with Schering AG until March 29, 1995 when Schering AG terminated this agreement. The Company, based on its understanding of preclinical studies of TLC I-16, will consider seeking another corporate sponsor to continue development of TLC I-16. No assurance can be given that such a corporate sponsor relationship will be entered into.

  RESEARCH PROGRAMS

  The Company is conducting research in the areas of cancer and inflammation and has an in vitro and in vivo screening facility, including cell lines and a mouse xenograft capability to support its cancer research. Its inflammation research is directed towards the discovery and development of new and improved anti-inflammatory agents. The Company is also conducting research on liposomal prostaglandins for other indications.

MANUFACTURING

  The Company has constructed and validated a multiproduct manufacturing facility at its Princeton site. This facility has been designed to have the capacity to manufacture supplies for the ABLC(R), TLC D-99, and TLC C-53 clinical trial programs and for future products using similar manufacturing processes. The Company also expects to use this facility to manufacture initial commercial supplies of ABLC(R). This facility has been approved by the Medicines Control Agency of the United Kingdom for the manufacture of Abelcet (TM) for sale in that country. This approval is also acceptable to regulatory authorities in other European Union ("EU") countries. However, approval by the FDA of the manufacture of products in the Princeton facility will be required prior to commercial sales in the United States.

  In July, 1992, the Company purchased a manufacturing facility in Indianapolis, Indiana, for the commercial production of certain of the Company's products and has begun the renovation of this facility. The refitting of this facility and the purchase, installation and validation of substantial additional processing equipment at an aggregate cost of approximately $11,000,000 to $13,000,000 will be necessary before any production can commence. Approval by the FDA in the United States, or regulators in other countries in which sales are to be made, of the manufacture of products in the Indianapolis facility will be required prior to commercial sales.

  The Company also has a validated, sterile liposome manufacturing pilot plant at its headquarters. The Company believes that its current facilities and staff are adequate for the manufacture of preclinical and clinical supplies of its products, and for the production of quantities of Abelcet (TM) to satisfy initial commercial demand, but may not be capable of producing quantities of product sufficient to satisfy demand when ABLC(R) is fully commercialized.

  The Company has several patented or proprietary processes for the manufacture, handling, loading and drying of liposomes.

MARKETING STRATEGY

  The Company has established an office in London, England with a small sales force which the Company believes is appropriate for the marketing and sale of Abelcet(TM) in the United Kingdom. The Company may collaborate with third parties in the marketing, sales and distribution of its products in some or all of the European markets. The Company intends to develop its own sales and marketing capabilities in the United States to market ABLC(R) and certain other of the Company's products if and when approved by the FDA.

HUMAN RESOURCES

  At December 31, 1994, the Company had 217 full-time employees, 30 of whom hold Ph.D. degrees and four of whom hold M.D. degrees or foreign equivalent. Of these employees, 159 are engaged in research, development, clinical development and manufacturing activities and 58 in marketing and administration.

  The Company considers its relations with its employees to be excellent. None of its employees is covered by a collective bargaining agreement. The Company attempts to offer competitive compensation and fringe benefits programs.

PRODUCT LIABILITY

  The testing, manufacturing and marketing of the Company's proposed products will entail risk of product liability claims. Such risks exist with respect to products being tested in human clinical trials, as well as products that may be tested, manufactured or marketed. The Company has obtained insurance of $10,000,000 against the risk of product liability. However, there can be no assurance that such coverage will be adequate to cover claims, that the Company will be able to maintain or increase its current insurance coverage or that adequate insurance will be available on acceptable terms. Although the Company has obtained, and will continue to seek to obtain, indemnification agreements from pharmaceutical companies that may commercialize products based on the Company's technologies, there can be no assurance that current or future corporate sponsors, if any, would be willing fully to indemnify the Company, or would be sufficiently insured.

PATENTS AND PROPRIETARY TECHNOLOGY

  The Company's policy is to protect aggressively its proprietary technology, and the Company considers the protection of such rights to be important to its business. In addition to seeking United States patent protection for many of its inventions, the Company files patent applications in Canada, Japan, Western European countries and additional foreign countries on a selective basis in order to protect the inventions deemed to be important to the development of its foreign business. As of December 31, 1994, the Company had 54 United States patents as well as 372 foreign counterpart patents, and currently has 62 United States patent applications and 734 foreign counterpart patent applications (including designated countries filed under patent treaties) pending. Patents issued and applied for cover inventions including new types of liposomes and their preparation, processes for the therapeutic application of liposomes, lipid purification, lipid based delivery systems and product compositions. The Company has acquired and licensed proprietary technology from universities, research organizations and other companies in return for payments and continuing royalty obligations. The Company has obtained patents in the United States for inventions which may be employed with respect to ABLC(R), TLC D-99 and TLC C-53 and has patent applications pending in Europe and Japan for such inventions. The Company has been awarded patents and has patent applications pending for inventions which may be employed with respect to these and other products in various selected countries, as well.

  On June 23, 1992, the Company filed suit against Vestar, Inc. ("Vestar"), in the United States District Court for the District of Delaware, alleging that Vestar violated United States Patent number 4,229,360 (the "360 Patent") covering the dehydration of liposomes, which the Company acquired from the Battelle Institute. The Company asserted that Vestar's product AmBisome infringed claims of the 360 Patent. Vestar counterclaimed, alleging that the 360 Patent was invalid and that there was no infringement. In December, 1994, judgment was entered in favor of Vestar, and the Company has determined not to pursue an appeal from that judgment. The Company does not rely on the 360 Patent as the primary means of protection for any of its products currently in development.

  On May 17, 1993, Vestar filed suit against the Company in the United States District Court for the District of Delaware, seeking a declaratory judgment that one of the Company's patents (U.S. Patent No. 4,880,635, the "635 Patent") was invalid, unenforceable and not infringed by Vestar's AmBisome product. The Company filed a request for reexamination of the 635 Patent in July, 1993, and requested a stay of Vestar's suit pending completion of the reexamination process. The court granted a stay, which remains in force, as the reexamination proceeds. The Company does not intend to rely on the 635 Patent as the primary means of protection for any of its products currently in development.

  Other public and private institutions, including universities, may have filed applications for, or have been issued, patents with respect to technology potentially useful or necessary to the Company. The scope and validity of such patents, the extent to which the Company may wish or need to acquire licenses under such patents, and the cost or availability of such licenses, are currently unknown.

  The Company also intends to rely on unpatented trade secrets and proprietary know-how and continuing technological innovation to maintain and develop its commercial position. The Company has entered into confidentiality agreements with its employees, consultants and advisors, and corporate sponsors.

GOVERNMENTAL REGULATION

  Regulation by governmental authorities in the United States and other countries is a significant factor in the production and marketing of the Company's products and in its ongoing research and development activities. In order to test clinically, to produce and to market products for human therapeutic use, mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries must be followed.

  The standard process required by the FDA before a pharmaceutical agent may be marketed in the United States includes (i) preclinical tests, (ii) submission to the FDA of an application for an IND which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug in its intended application, (iv) submission to the FDA of an NDA with respect to drugs or a Product License Application ("PLA") with respect to biologics, which applications are not automatically accepted by the FDA for consideration, and
(v) FDA approval of the NDA or PLA prior to any commercial sale or shipment of the drug or biologic. In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered or licensed by the FDA. Domestic manufacturing establishments are subject to inspections by the FDA and by other Federal, state and local agencies and must comply with Good Manufacturing Practice as appropriate for production.

  The Company has as yet not submitted an NDA in the United States, and no assurance can be given that with respect to the Company's NDA for ABLC(R) that it will be accepted for consideration, that it will be promptly reviewed, that the FDA will find the data submitted adequate or that it will ultimately be approved.

  Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug to humans, the drug is tested for dosage and tolerance. Phase II involves detailed evaluation of safety and efficacy. Phase III trials consist of larger scale evaluation of safety and efficacy and may require larger patient numbers, depending on the clinical indication for which marketing approval is sought.

  The process of completing clinical testing and obtaining FDA approval for a new product is likely to take a number of years and require the expenditure of substantial resources. The FDA may grant an unconditional approval of a drug for a particular indication or may grant approval conditioned on further postmarketing testing. Even after initial FDA approval has been obtained, further studies may be required to provide additional data on safety or to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially approved. Also, the FDA may require postmarketing testing and surveillance programs to monitor the drug's efficacy and side effects. Results of these postmarketing programs may prevent or limit the further marketing of the products.

  Sales of pharmaceutical products outside of the United States are subject to regulatory requirements that vary widely from country to country. In the EU, the general trend has been toward coordination of common standards for clinical testing of new drugs, leading to changes in various requirements imposed by each EU country. Generally, the level of regulation in the EU and other foreign jurisdictions is somewhat less comprehensive and burdensome than regulation in the United States, but there are differences and, in some respects, foreign regulations may be more burdensome than FDA requirements. The time required to obtain regulatory approval from the comparable regulatory agencies in each foreign country may be longer or shorter than that required for FDA approval.

  In addition, the Company is and may be subject to regulation under state and federal law regarding occupational safety, laboratory practices, the use and handling of radioisotopes, environmental protection and hazardous substance control and to other present and possible future local, state, federal and foreign regulation.

COMPETITION

  Competition in the pharmaceutical field generally, and in the liposome and lipid industries in particular, is intense and is based on such factors as product performance, safety, patient compliance, ease of use, price, physician acceptance, marketing, distribution and adaptability to various modes of administration. Technological competition may be based on the development of alternative products and approaches aimed at the treatment, diagnoses or prevention of the same diseases as the Company's products.

  Competition from other companies will be based on scientific and technological factors, the availability of patent protection, the ability to commercialize technological developments, the ability to obtain government approval for testing, manufacturing and marketing and the economic factors resulting from the use of those products, including their price. There are many companies, both public and private, including well-known pharmaceutical and chemical companies, many of which have greater capital resources than the Company, which are seeking to develop lipid and liposome based products as well as products based on other drug-delivery technologies for therapeutic, diagnostic and vaccine applications.

  The Company is aware that other companies are developing lipid based or liposomal amphotericin B products. One such company has been selling a liposomal amphotericin B in certain European countries, including the United Kingdom, for approximately four years. Another has received approval during 1994 to market its product, and its licensee is currently marketing such product, in the United Kingdom and in the Republic of Ireland. No approvals have been granted to market any such liposomal amphotericin B products in the United States.

  Another company is developing a liposomal doxorubicin product for the treatment of Kaposi's Sarcoma and certain types of cancer. An advisory committee of the FDA has voted to recommend that the FDA grant accelerated approval, with certain qualifications, for this product for treatment of Kaposi's sarcoma where other agents have failed. No approvals have yet been granted for this product in the United States.

  Other groups active in the field include colleges, universities, and public and private research institutions which are becoming more active in seeking patent protection. These institutions have also become increasingly competitive in recruiting personnel from a limited number of scientists and technicians.

FACILITIES

  The Company leases space in all of one and a portion of two other facilities in Princeton, New Jersey and owns a manufacturing facility in Indiana.

  The Company currently leases a building of approximately 50,000 square feet that houses its scientific laboratories, manufacturing facilities and certain offices in the Princeton Forrestal Center located near Princeton, New Jersey. During 1994, the Company renegotiated the lease to provide for a longer initial term, together with certain renewal options, a reduced initial lease rate, and a change in structure to a triple net lease in exchange for the Company granting to the lessor a Letter of Credit for $1,000,000. The new lease, with an initial term of twelve years, commenced January 1, 1995, and the Company has options to renew for up to an additional ten years. Lease payments for the year ended December 31, 1994 totaled approximately $828,000. Future lease payments are subject to certain contractual escalations. The Company also leases approximately 23,500 square feet of office space also located in the Princeton Forrestal Center. This lease commenced March 1, 1993, with an initial lease term of ten years. The Company may terminate this lease at the end of the fifth year. Lease payments for this lease for the year ended December 31, 1994 totaled approximately $486,000. In January, 1995, the Company entered into a three year lease for approximately 13,200 square feet of office/warehouse space near its corporate offices. The Company also rents office space in London, England.

  In July, 1992, the Company purchased a pharmaceutical manufacturing facility of approximately 55,000 square feet located on 26 acres of land located in Indianapolis, Indiana. The Company has begun to refurbish and equip certain portions of the facility. See "Manufacturing" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources."

SCIENTIFIC ADVISORY BOARDS

  The Company has two scientific advisory boards consisting of prominent scientists who are experts in the fields of cancer, inflammation or cell adhesion and who the Company believes may make a contribution to the development of the Company's business in those areas. The scientific advisory boards review and monitor the Company's research and technical progress, advise the Company of advances in their fields, assist in identifying specific product opportunities and aid in recruiting personnel and procuring research contracts. Members of the scientific advisory boards meet individually and as a group with management of the Company periodically.

CANCER SCIENTIFIC ADVISORY BOARD

 NAME                               POSITION/AFFILIATION
 ----                               --------------------
 Gerald Weissmann, M.D. (Chairman). Professor of Medicine, Division of
                                    Rheumatology of the Department of Medicine,
                                    New York University Medical Center
 Joseph R. Bertino, M.D. .......... American Cancer Society Professor of
                                    Medicine and Pharmacology and Head, Program
                                    of Molecular Pharmacology and Therapeutics;
                                    Memorial Sloan-Kettering Cancer Center
 Emil Frei, III, M.D. ............. Physician-in-Chief, Emeritus and Harvard
                                    Medical School, Richard and Susan Smith
                                    Professor of Medicine, Dana Farber Cancer
                                    Institute
 Enrico Mihich, M.D. .............. Director, Grace Cancer Drug Center and
                                    Associate Director for Sponsored Programs,
                                    Roswell Park Cancer Institute
 Alan C. Sartorelli, Ph.D. ........ Alfred Gilman Professor of Pharmacology and
                                    Epidemiology, Yale University School of
                                    Medicine
 John N. Weinstein, M.D. .......... Senior Research Investigator, LMP, DCT,
                                    DTP, National Cancer Institute

CELL ADHESION SCIENTIFIC ADVISORY BOARD

 NAME                               POSITION/AFFILIATION
 ----                               --------------------
 Gerald Weissmann, M.D. (Chairman). Professor of Medicine, Division of
                                    Rheumatology of the Department of Medicine,
                                    New York University Medical Center
 Ralph L. Nachman, M.D. ........... Chairman, Department of Medicine, The E.
                                    Hugh Luckey Distinguished Professor in
                                    Medicine, Cornell University Medical
                                    College; Physician in Chief, The New York
                                    Hospital
 John E. Repine, M.D. ............. President and Director; Webb-Waring
                                    Institute for Biomedical Research,
                                    University of Colorado
 Bengt Samuelsson, M.D., Ph.D. .... President and Professor of Physiological
                                    Chemistry, Karolinska Institute; Nobel
                                    Laureat; Chairman, Nobel Foundation
 James T. Willerson, M.D. ......... Professor and Chairman, Department of In-
                                    ternal Medicine; University of Texas Medi-
                                    cal School at Houston

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Information with respect to the directors and executive officers of the Company furnished by them is set forth below:

                NAME                AGE                 POSITION
                ----                ---                 --------
 Charles A. Baker(1)..............   62 Chairman of the Board, President, Chief
                                        Executive Officer and Director
 Edward G. Silverman..............   41 Executive Vice President and Chief
                                        Operating Officer
 James A. Boyle, M.D., Ph.D. .....   58 Senior Vice President, Medical and
                                        Regulatory Affairs
 Brooks Boveroux..................   51 Vice President, Finance, Chief
                                        Financial Officer and Treasurer
 Ralph del Campo...................  44 Vice President, Manufacturing
                                        Operations
 Carol J. Gillespie...............   49 Vice President, General Counsel and
                                        Secretary
 David S. Gordon, M.D. ...........   53 Vice President, U.S. Clinical Research
 Andrew S. Janoff, Ph.D. .........   46 Vice President, Research
 George G. Renton.................   42 Vice President, Human Resources
 Spiro G. Rombotis................   36 Vice President, International
                                        Operations
 Donald D. Yarson.................   41 Vice President, Sales and Marketing
 James G. Andress(2)..............   55 Director
 Morton Collins, Ph.D.(l)(2)......   58 Director
 Stuart F. Feiner(l)(3)...........   46 Director
 Robert F. Hendrickson(3).........   61 Director
 Bengt Samuelsson, M.D., Ph.D. ...   60 Director
 Joseph T. Stewart, Jr. ..........   65 Director
 Gerald Weissmann, M.D.(2)........   64 Director
 Horst Witzel, Dr. -Ing(3)........   67 Director

--------
(1) Executive Committee member
(2) Audit Committee member
(3) Compensation Committee member

  All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve, subject to the discretion of the Board of Directors, until their successors are appointed. There are no family relationships among executive officers or directors of the Company.

  CHARLES A. BAKER was named Chairman of the Board, President and Chief Executive Officer of the Company in December, 1989. Just prior to joining the Company he was a business development and licensing advisor to several small biotechnology companies. Mr. Baker served in several capacities in senior management at Squibb Corporation (now Bristol-Myers Squibb Company), including the positions of Group Vice President, Squibb Corporation and President, Squibb International. He also held various senior executive positions at Abbott Laboratories and Pfizer Inc. Mr. Baker received an undergraduate degree from Swarthmore College and a J.D. degree from Columbia University. Mr. Baker also serves as a director of Regeneron Pharmaceuticals, Inc., a neuroscience Company.

  EDWARD G. SILVERMAN was named Executive Vice President and Chief Operating Officer in November, 1993. Since joining the Company in September, 1989, he has held various positions in the Company, including Senior Vice President, Strategic Operations, Vice President, Strategic Planning and Business Development and Executive Director, Marketing and Sales. Prior to joining the

Company, Mr. Silverman was Product Director, Gastrointestinal Products at Smith Kline & French Laboratories. From 1976 to 1987, he held a variety of sales, marketing and strategic planning positions at G. D. Searle & Co., Ciba-Geigy and Adria Laboratories. Mr. Silverman holds a B.A. degree in biology from the University of Pennsylvania (1974).

  JAMES A. (TONY) BOYLE, M.D., Ph.D., joined the Company as Senior Vice President, Medical and Regulatory Affairs in August, 1994. Prior to joining the Company, Dr. Boyle was employed by G.D. Searle and Co. from 1986 to 1994 where he held several positions including Vice President, Medical Relations and Vice President, Corporate Medical and Scientific Affairs. Previously, he held senior clinical research positions at Serono Laboratories, Warner Lambert and Pfizer. Dr. Boyle received his M.D. degree (U.K. equivalent) from Glasgow University in 1960 and his Ph.D. degree (U.K. equivalent) in Medicine in 1967. He is Board Certified (U.K. equivalent) in Internal Medicine and Endocrinology.

  BROOKS BOVEROUX joined the Company as Vice President, Finance, Chief Financial Officer and Treasurer in September, 1993. Prior to joining the Company, Mr. Boveroux was Chief Financial Officer at ImClone Systems, Inc. (1992-1993) and Bio-Technology General Corp. (1990-1992). From 1986 to 1990, he was the Chief Financial Officer of Biogen, Inc. In addition, he has held a variety of management positions at Allied-Signal Inc., PepsiCo, Inc. and Citibank, N.A. Mr. Boveroux holds an A.B. degree from Hamilton College (1965) and an M.B.A. from the Wharton Graduate Division of the University of Pennsylvania (1967).

  RALPH DEL CAMPO joined the Company in March 1994 as Vice President, Manufacturing Operations. Between 1993 and 1994, he was Senior Vice President, Operations of Melville Biologics, a subsidiary of The New York Blood Center. His prior experience includes positions at Schering Plough Corporation and, from 1977 to 1993, Bristol-Myers Squibb where he had several positions of increasing responsibility including Senior Director, Pharmaceutical Operations and Vice President, Facilities Administration. Mr. del Campo received a B.S. degree in Chemical Engineering from Newark College and an MBA in Pharmaceutical Marketing from Farleigh Dickinson University.

  CAROL J. GILLESPIE joined the Company as Vice President, General Counsel and Secretary in February, 1995. From 1983 until joining the Company, she held several positions at Syntex Corporation, most recently as its Vice President, Secretary and Associate General Counsel. Prior to joining Syntex, she was associated with MSI Data Corporation, a data processing company, ITT Corporation and Gibson, Dunn & Crutcher, a Los Angeles law firm. Ms. Gillespie received an A.B. degree in Political Science from the University of California, Berkeley (1967), a Master of International Affairs from Columbia University School of International Affairs (1969) and a J.D. degree from the University of California School of Law, Berkeley (1972).

  DAVID S. GORDON, M.D., joined the Company as Vice President, U.S. Clinical Research in March, 1993. From November, 1990 until joining the Company, Dr. Gordon was director of Biotech Clinical Research-Hematology/Oncology at R.W. Johnson Pharmaceutical Research Institute. He held a variety of professorships at Emory University School of Medicine, including Professor of Medicine Hematology/Oncology. Dr. Gordon also was employed at the Centers for Disease Control, last serving as Director of the Immunology Division. Dr. Gordon received his BSE in Chemical Engineering from Princeton University in 1963 and his M.D. from the University of Colorado School of Medicine in 1967. He also was a Fellow in Medical Oncology at Stanford University. Dr. Gordon is board certified in internal medicine and oncology.

  ANDREW S. JANOFF, Ph.D., joined the Company in 1981 and has been Vice President, Research since January, 1993. Prior to joining the Company, Dr. Janoff held joint appointments as Research Fellow in Pharmacology at Harvard Medical School and Research Fellow in Anesthesia at the

Massachusetts General Hospital. Dr. Janoff holds a B.S. degree in biology from The American University, Washington, D.C. (1971) and M.S. and Ph.D. degrees in biophysics from Michigan State University (1977 and 1980, respectively).

  GEORGE G. RENTON joined the Company in August, 1994 as Vice President, Human Resources. From 1985 until joining the Company, he was employed by the American Cyanamid Company in several positions, including Director, Personnel, Research and Development of the Lederle Laboratories Division. Earlier, he held several positions at New York University Medical Center. Mr. Renton was awarded a B.S. degree in Education from the State University of New York at Cortland (1975) and an M.S. degree in Industrial/Labor Relations from Cornell University and Baruch College (1985).

  SPIRO G. ROMBOTIS joined the Company as Vice President, International Operations in May, 1993. Since 1988, Mr. Rombotis held a variety of business and marketing positions at Bristol-Myers Squibb Company, most recently as Vice President of Operations, Pharmaceuticals, Central & Eastern Europe. From 1985 to 1988, he served as Marketing Manager, Europe at Centocor, Inc. Mr. Rombotis received a B.A. from Williams College in 1981 and an M.B.A. from Northwestern University in 1985.

  DONALD D. YARSON joined the Company as Vice President, Marketing and Sales in March, 1995. From 1993 until 1995, he was President of TriGenix, Inc., a contract sales, marketing and reimbursement organization. He was Director of Marketing for Genzyme Corporation from 1991 to 1993, and before that he was with Genentech Inc. for over four years, serving most recently as Senior Product Manager for Protropin (human growth hormone). He has also held sales and marketing positions with Ciba Geigy. Mr. Yarson received a B.S. degree from Sacred Heart University in 1975.

  JAMES G. ANDRESS has been a director since September, 1990. Mr. Andress is a former Chairman of the Pharmaceuticals Group, Beecham Group, plc and the former President and Chief Operating Officer of Sterling Drug, Inc. He currently serves as President, Chief Executive Officer and director of Information Resources, Inc., a decision support software and consumer packaged goods research company. Mr. Andress is a director of Genelabs Technologies, Inc., Genetics Institute, Inc. and NeoRx, Inc., which are all biotechnology companies. He also serves as a director of Sepracor, Inc., a separations technology company, O.P.T.I.O.N. Care, Inc., a home health care company, America OnLine, Inc., a computer database service company, Allstate Insurance Company, and Walsh International, Inc., a prescription tracking service company.

  MORTON COLLINS, Ph.D., has been a director since November, 1982. Dr. Collins has been a General Partner of DSV Partners III, a venture capital limited partnership, since 1981 and a General Partner of DSV Management, Ltd., since 1982. Since 1985, DSV Management, Ltd. has been a General Partner of DSV Partners IV, a venture capital limited partnership. Dr. Collins served as Chairman of the Board and Chief Executive Officer of the Company from June to December, 1989. He is also a director of Tandem Computers Inc., a computer company, ThermoTrex Corporation, a laser and optics electronics company, and Kopin Corporation, a manufacturing company.

  STUART F. FEINER has been a director since February, 1984. Mr. Feiner has been Executive Vice President, General Counsel and Secretary of Inco Limited, an international mining and metals company, since August, 1993 and served as Vice President, General Counsel and Secretary from April, 1992 to August, 1993. Mr. Feiner was President of Inco Venture Capital Management, the venture capital unit of Inco Limited, from January, 1984 to April, 1992. Mr. Feiner is also a director of ImmunoGen, Inc., a biotechnology company.

  ROBERT F. HENDRICKSON has been a director of the Company since March, 1992. Mr. Hendrickson was Senior Vice President, Manufacturing and Technology for Merck & Co., Inc., a pharmaceutical company, from 1985 to 1990. Since 1990, Mr. Hendrickson has been a manufacturing consultant with a number of biotechnology and pharmaceutical companies among his clients. He is currently Chairman of the Board of Envirogen Inc., an environmental biotechnology company, and was a director of Synergen, Inc., a biotechnology company, through December, 1994.

  BENGT SAMUELSSON, M.D., has been a director of the Company since January, 1994. Dr. Samuelsson is President of the Karolinska Institutet in Stockholm, Sweden, where he is also Professor of Physiological Chemistry, a position which he has held since 1972. He was one of three recipients who shared the 1982 Nobel Prize in medicine for their work on prostaglandins, specifically the discovery of prostanoids and leukotrienes. In addition to the Nobel Prize, he has received a number of other prestigious awards. He has been a member of the Company's Cell Adhesion Scientific Advisory Board since May, 1991. Dr. Samuelsson is Chairman of the Nobel Foundation, a member of the Supervisory Board of Schering AG, Berlin, Germany, a pharmaceutical company, and a member of the Board of Directors of Pharmacia AB, a pharmaceutical company.

  JOSEPH T. STEWART, Jr., has been a director of the Company since January, 1995. Mr. Stewart is currently an Executive Consultant to the Vice Chairman of Johnson & Johnson. Until 1989, he was associated for twenty-two years with Squibb Corporation, where he held several positions of increasing responsibility, including most recently Senior Vice President, Corporate Affairs and previously Vice President, Finance and Planning. He also served as a member of the Board of Directors of Squibb Corporation. He is currently a director of General American Investors Company, Inc., and a trustee of the Foundation of the University of Medicine and Dentistry of New Jersey and the New School for Social Research.

  GERALD WEISSMANN, M.D., has been a director of the Company since 1981. Dr. Weissmann has been a Professor of Medicine at, the Division of Rheumatology of the Department of Medicine at New York University Medical Center since 1973. Dr. Weissmann is Chairman of the Company's Cell Adhesion Scientific Advisory Board and the Company's Cancer Scientific Advisory Board He is also on the Board of Trustees of the Marine Biological Laboratory, Woods Hole, Massachusetts, a not-for-profit research organization.

  DR. HORST WITZEL has been a director of the Company since July, 1990. Dr. Witzel is the former Chairman of the Board of Executive Directors of Schering AG, Berlin, Germany. He is a director of Cephalon, Inc., a neuroscience company, and Aastrom Biosciences, Inc., a cellular therapy medical products company.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of January 31, 1995 or the most recent practicable date by (i) each director, the Chief Executive Officer and the four other most highly compensated individuals who served as officers of the Company as of December 31, 1994 (such officers, together with the Chief Executive Officer, are referred to as the "Named Executive Officers"), of the Company, (ii) each stockholder known by the Company to own more than five percent of the outstanding Common Stock, and (iii) all directors and executive officers, including the Named Executive Officers, as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the securities listed below, based on information furnished by such owners, have sole investment and voting power with respect to the shares of Common Stock shown as being beneficially owned by them.

BENEFICIAL OWNER                             NUMBER OF SHARES PERCENT OF TOTAL
----------------                             ---------------- ----------------
Ardsley Advisory Partners(1)................    3,100,500           12.9
  450 Park Avenue
  New York, NY 10022
Amerindo Investment Advisors................    1,531,500            6.4
  388 Market Street
  San Francisco, CA 94111
DSV Management, Ltd.(2)(3)..................       65,000              *
  221 Nassau Street
  Princeton, NJ 08542
Charles A. Baker(3)(4)......................      659,612            2.7
James G. Andress(3).........................       35,000              *
Morton Collins, Ph.D.(2)(3).................       65,000              *
Stuart F. Feiner(3).........................       15,000              *
Robert F. Hendrickson(3)....................       24,000              *
Bengt Samuelsson, M.D(3). ..................       12,000              *
Joseph T. Stewart, Jr.......................           --              *
Gerald Weissmann, M.D.(3)(5)................       85,790              *
Horst Witzel, Dr.-Ing(3)....................       55,000              *
Brooks Boveroux(3)(4).......................       28,695              *
David S. Gordon, M.D.(3)(4) ................       40,509              *
Guenter E. Ksionski, M.D.(3)(4) ............       20,264              *
Edward G. Silverman(3)(4)...................       96,415              *
All directors and executive officers as a
 group
 (19 persons) (2)(3)(4)(5)..................    1,211,118            4.8

--------
* Less than one percent.
(1) Ardsley Advisory Partners holds the Company's Common Stock in discretionary accounts and investment partnerships which are managed by it and its affiliates.
(2) Dr. Morton Collins, a Director of the Company, is also a General Partner of DSV Management, Ltd. ("DSV") and may be deemed to be the beneficial owner of the shares held by DSV by virtue of his power to vote the shares held by it. Dr. Collins disclaims the beneficial ownership of the 50,000 shares and the 15,000 exercisable stock options held by DSV, although such shares are shown on the above table as being beneficially owned by him.
(3) Includes shares of Common Stock issuable upon the exercise of outstanding options granted under the Company's stock option plans which become exercisable within 60 days after January 31, 1995, as follows: Mr. Baker, 657,000; Mr. Andress, 35,000; Dr. Collins, 15,000 (see note 2 above); Mr. Feiner, 15,000; Mr. Hendrickson, 24,000; Dr. Samuelsson, 12,000; Dr. Weissman, 30,000; Dr. Witzel, 55,000; Mr. Boveroux, 27,983; Dr. Gordon, 37,962; Dr. Ksionski, 19,292; Mr. Silverman, 83,168; and all directors and executive officers as a group, 1,126,810.
(4) Includes shares held by Chemical Bank as trustee of the Company's 401(k) plan in the following amounts: Mr. Baker, 1,612; Mr. Boveroux, 712, Dr. Gordon, 1,047; Dr. Ksionski, 972; Mr. Silverman, 1,247; and all directors and executive officers as a group, 9,484.
(5) Dr. Gerald Weissman, a Director of the Company, disclaims beneficial ownership of 5,790 shares held in trust for the estate of his father-in-law, for which Dr. Weissman's wife serves as trustee.

                          DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 60,000,000 shares of Common Stock, $.01 par value per share, and 2,400,000 shares of Serial Preferred Stock, $.01 par value per share. As of January 31, 1995, there were 24,018,309 shares of Common Stock outstanding held of record by approximately 1,480 stockholders. As of January 31, 1995, there were 2,760,000 Depositary Shares ("Depositary Shares") outstanding, each of which represents one-tenth of a share of Series A Cumulative Convertible Exchangeable Preferred Stock (the "Series A Preferred Stock").

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held of record on any matters voted upon by stockholders.

  Subject to preferences that may be applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. See "Price Range of Common Stock and Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The shares of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares and are not subject to redemption or sinking fund provisions. Outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereunder when issued will be, fully paid and nonassessable.

PREFERRED STOCK AND DEPOSITARY SHARES

  The Certificate of Incorporation of the Company provides that the Board of Directors of the Company has the authority, without further action of stockholders, to issue up to 2,400,000 shares of its Serial Preferred Stock in one or more series, and to fix the designations, rights, preferences, and restrictions and the number of shares constituting any series. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Serial Preferred Stock that may be issued in the future. The issuance of shares of Serial Preferred Stock could have the effect of delaying, deferring additional or preventing a change in control of the Company. The Company has no current plans to issue any shares of Serial Preferred Stock.

  Each Depositary Share is convertible at the option of the holder at any time into shares of Common Stock at an initial conversion price of $12.85 per share of Common Stock, which is equivalent to a conversion rate of 1.9455 shares of Common Stock for each Depositary Share, subject to adjustment in certain events. Dividends on the Series A Preferred Stock are cumulative from the date of original issue at an annual rate of 7 3/4% per share (equivalent to $1.9375 per annum per Depositary Share) and its liquidation preference is $25.00 per Depositary Share, plus accrued and unpaid dividends. The Series A Preferred Stock may not be redeemed prior to January 15, 1996. On or after such date, the Series A Preferred Stock may be redeemed initially at an amount equivalent to $26.40 per Depositary Share and thereafter at prices declining to an amount equivalent to $25.00 per Depositary Share on and after January 15, 2003, plus, in each case, all accrued and unpaid dividends. The Series A Preferred Stock is exchangeable in whole, but not in part, at the option of the Company on any dividend payment date beginning on January 15, 1996, for the Company's Series A Convertible Subordinated Debentures due 2003 (the "Debentures") at the rate of $250.00 principal amount of Debentures for each share of Series A Preferred Stock, provided that all accrued and unpaid dividends, if any, on the Series A Preferred Stock have been paid. Upon certain corporate changes or ownership changes of the Company, holders of the Series A Preferred Stock will have special rights to convert their shares, subject to cash redemption at the option of the Company. Except as required by law or with respect to the creation or amendment of senior classes of preferred stock, the holders of Series A Preferred Stock are not entitled to any voting rights unless the equivalent of six quarterly dividend payments thereon are in arrears, in which case the number of directors of the Company will be increased by two and the holders of Series A Preferred Stock, voting separately as a class with the holders of shares of any other series of parity preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors until the dividend arrearage has been paid.

TRANSFER AGENT AND REGISTRAR

  Midlantic Bank acts as transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, Hambrecht & Quist Incorporated and UBS Securities Inc. (the "Underwriters") have agreed to purchase from the Company the following respective number of shares of Common Stock.

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Hambrecht & Quist Incorporated....................................  1,500,000
   UBS Securities Inc. ..............................................  1,500,000
                                                                       ---------
     Total...........................................................  3,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus and to
certain dealers at such price less a concession not in excess of $    per
share. The Underwriters may allow and such dealers may reallow a concession not
in excess of $    per share to certain other dealers. After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments the Underwriters may be required to make in respect thereof.

  Certain officers of the Company, who own approximately 68% of the shares of Common Stock held by the executive officers and directors of the Company, have agreed that they will not, without Hambrecht & Quist's prior written consent, offer, sell, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 90 days following the commencement of the offering. The Company has agreed that it will not, without Hambrecht & Quist's prior written consent, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock for a period of 90 days following the commencement of the offering, except that the Company may issue shares, options or warrants to (i) consultants and grantors of licensing rights and (ii) directors, officers and employees in accordance with the Company's customary practices.

  In general, the rules of the Commission will prohibit the underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriters, selling group members (if any) or their respective affiliates may engage in passive market making in the Company's Common Stock and the Depositary Shares representing Series A Preferred Stock during the cooling off period.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019 and for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022.

                                    EXPERTS

  The consolidated balance sheets as of December 31, 1994 and 1993 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994, included in this prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  Statements in this Prospectus under the captions "Risk Factors--Patents and Proprietary Technology" and "Business--Patents and Proprietary Technology" insofar as such statements constitute a summary of the law or documents referred to therein have been reviewed by Dechert Price & Rhoads, special patent counsel to the Company, and are included herein in reliance upon their opinion as experts in such matters that such statements accurately summarize the matters described therein. Allen Bloom, a partner of Dechert Price & Rhoads, owns or has vested options to purchase 134,783 shares of Common Stock.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of independent accountants......................................... F-2
Consolidated balance sheets at December 31, 1994 and 1993................. F-3
Consolidated statements of operations for each of the three years in the period ended December 31, 1994........................................... F-4
Consolidated statements of stockholders' equity for each of the three years in the period ended December 31, 1994.............................. F-5
Consolidated statements of cash flows for each of the three years in the period ended December 31, 1994........................................... F-6
Notes to consolidated financial statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of The Liposome Company, Inc.:

  We have audited the consolidated balance sheets of The Liposome Company, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Liposome Company, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its method of accounting for certain investments in debt and equity securities.

                                          Coopers & Lybrand L.L.P.

Princeton, New Jersey
February 2, 1995

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1994      1993
                                                            --------  --------
                          ASSETS
Current assets:
 Cash and cash equivalents................................. $  2,369  $  4,670
 Short-term investments....................................   55,487   105,531
 Accounts receivable.......................................    1,618       635
 Inventories...............................................      748       214
 Prepaid expenses..........................................      419       657
 Other current assets......................................       31        21
                                                            --------  --------
  Total current assets.....................................   60,672   111,728
Long-term investments......................................    9,421     4,794
Plant and equipment, net...................................   17,686    17,767
Restricted cash............................................    4,880     4,748
Intangibles, net...........................................      537       595
                                                            --------  --------
  Total assets............................................. $ 93,196  $139,632
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable.......................................... $  1,112  $  3,197
 Accrued expenses and other current liabilities............    4,698     3,131
 Current obligations under capital leases..................    1,476     1,444
 Current obligations under note payable....................      303       303
 Preferred Stock dividends payable.........................    1,337     1,337
 Unearned contract income and other fees...................      --        177
                                                            --------  --------
  Total current liabilities................................    8,926     9,589
Long-term obligations under capital leases.................    4,126     5,602
Long-term obligations under note payable...................    1,791     2,094
                                                            --------  --------
  Total liabilities........................................   14,843    17,285
                                                            --------  --------
Stockholders' equity:
 Capital stock:
  Preferred Stock, par value $.01; 2,400,000 authorized;
   276,000 shares of Series A Cumulative Convertible
   Exchangeable Preferred Stock outstanding (liquidation
   preference of $69,000,000)..............................        3         3
  Common Stock, par value $.01; 60,000,000 shares
   authorized; 23,982,849 and 23,705,434 shares issued and
   outstanding.............................................      240       237
Additional paid-in capital.................................  192,003   196,655
Net unrealized investment (loss)/gain......................   (5,033)      650
Foreign currency translation adjustment....................       (1)        8
Accumulated deficit........................................ (108,859)  (75,206)
                                                            --------  --------
      Total stockholders' equity...........................   78,353   122,347
                                                            --------  --------
      Total liabilities and stockholders' equity........... $ 93,196  $139,632
                                                            ========  ========

                            See accompanying notes.

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE FIGURES)

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1994      1993     1992
                                                   --------  --------  -------
Collaborative research and development revenues... $  5,831  $  4,877  $ 5,767
Licensing and other fees..........................       50       541      312
Interest and investment income, net...............    4,559     7,624    4,810
                                                   --------  --------  -------
  Total revenues..................................   10,440    13,042   10,889
                                                   --------  --------  -------
Research and development expenses.................   31,713    25,072   15,000
General and administrative expenses...............   12,072    10,193    5,488
Interest expenses.................................      308       254       76
                                                   --------  --------  -------
  Total expenses..................................   44,093    35,519   20,564
                                                   --------  --------  -------
  Net loss........................................  (33,653)  (22,477)  (9,675)
Preferred Stock dividends.........................   (5,348)   (5,348)     --
                                                   --------  --------  -------
Net loss applicable to Common Stock............... $(39,001) $(27,825) $(9,675)
                                                   ========  ========  =======
Net loss per share applicable to Common Stock..... $  (1.64) $  (1.18) $  (.43)
                                                   ========  ========  =======
Weighted average number of common shares
 outstanding......................................   23,850    23,536   22,384
                                                   ========  ========  =======




                            See accompanying notes.

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS EXCEPT SHARE FIGURES)

                                 SHARES
                          --------------------       ADDITIONAL
                          PREFERRED   COMMON    PAR   PAID-IN            ACCUMULATED STOCKHOLDERS'
                            STOCK     STOCK    VALUE  CAPITAL    OTHER     DEFICIT      EQUITY
                          --------- ---------- ----- ---------- -------  ----------- -------------
Balance, December 3l,
 1991...................       --   19,666,023 $197   $ 89,729  $   (11)  $ (43,054)   $ 46,861
Issuance of stock:
 For cash...............       --    3,450,000   35     44,568      --          --       44,603
 To 401K plan...........       --        6,075  --          72      --          --           72
 For product rights.....       --       46,582  --         600      --          --          600
Exercise of stock
 options................       --      309,730    3        718       18         --          739
Net loss for 1992.......       --          --   --         --       --       (9,675)     (9,675)
                           -------  ---------- ----   --------  -------   ---------    --------
Balance, December 3l,
 1992...................       --   23,478,410 $235   $135,687  $     7   $ (52,729)   $ 83,200
                           =======  ========== ====   ========  =======   =========    ========
Issuance of stock:
 For cash...............   276,000         --     3     65,732      --          --       65,735
 To 401K plan...........       --       24,390  --         182      --          --          182
Exercise of stock
 options................       --      202,634    2        402      --          --          404
Dividends on Preferred
 Stock..................       --          --   --      (5,348)     --          --       (5,348)
Net unrealized
 investment gain........       --          --   --         --       650         --          650
Foreign currency
 translation adjustment.       --          --   --         --         1         --            1
Net loss for 1993.......       --          --   --         --       --      (22,477)    (22,477)
                           -------  ---------- ----   --------  -------   ---------    --------
Balance, December 31,
 1993...................   276,000  23,705,434 $240   $196,655  $   658   $ (75,206)   $122,347
                           =======  ========== ====   ========  =======   =========    ========
Issuance of stock:
 To 401K plan...........       --       31,254  --         196      --          --          196
Exercise of stock
 options................       --      246,161    3        500      --          --          503
Dividends on Preferred
 Stock..................                   --   --      (5,348)     --          --       (5,348)
Net unrealized
 investment (loss)......       --          --   --         --    (5,683)        --       (5,683)
Foreign currency
 translation adjustment.       --          --   --         --        (9)        --           (9)
Net loss for 1994.......       --          --   --         --       --      (33,653)    (33,653)
                           -------  ---------- ----   --------  -------   ---------    --------
Balance, December 31,
 1994...................   276,000  23,982,849 $243   $192,003  $(5,034)  $(108,859)   $ 78,353
                           =======  ========== ====   ========  =======   =========    ========


                            See accompanying notes.

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1994      1993       1992
                                                 --------  ---------  --------
Cash flows from operating activities:
 Net loss....................................... $(33,653) $ (22,477) $ (9,675)
 Adjustments to reconcile net loss to net cash
  used by operating activities:
  Depreciation and amortization.................    3,145      1,622       798
  Issuance of stock for product rights..........      --         --        600
  Other.........................................      196        222       166
  Changes in assets and liabilities:
   Accounts receivable..........................     (983)      (542)       20
   Inventory....................................     (534)      (170)        9
   Prepaid expenses.............................      238        455      (796)
   Other current assets.........................      (11)       341    (1,096)
   Accounts payable.............................   (2,195)       880     1,452
   Accrued expenses and other current
    liabilities.................................    1,567      1,423       613
   Unearned contract income and other fees......     (177)      (702)     (631)
                                                 --------  ---------  --------
 Net cash used by operating activities..........  (32,407)   (18,948)   (8,540)
                                                 --------  ---------  --------
Cash flows from investing activities:
 Purchases of short and long-term investments...  (38,284)  (205,982)  (97,361)
 Sales of short and long-term investments.......   78,019    170,057    69,029
 Restricted cash................................     (132)    (4,748)      --
 Purchases of property, plant and equipment.....   (2,896)    (7,651)   (9,817)
 Payments on employee receivable notes..........      --          10        20
                                                 --------  ---------  --------
  Net cash provided/(used) by investing
   activities...................................   36,707    (48,314)  (38,129)
                                                 --------  ---------  --------
Cash flows from financing activities:
 Net proceeds from issuance of stock............      --      65,735    44,603
 Exercises of stock options.....................      503        404       721
 Stockholder receivables........................      --         --         18
 Receipt of proceeds from note payable..........      --         --      2,800
 Principal payments under note payable..........     (303)      (302)     (101)
 Receipt of proceeds from capital lease
  obligations...................................      --       7,496       --
 Principal payments under capital lease
  obligations...................................   (1,444)      (450)      (18)
 Preferred Stock dividend payments..............   (5,348)    (4,011)       --
                                                 --------  ---------  --------
  Net cash (used)/provided by financing
   activities...................................   (6,592)    68,872    48,023
                                                 --------  ---------  --------
Effects of exchange rate changes on cash........       (9)         1       --
                                                 --------  ---------  --------
Net (decrease)/increase in cash and cash
 equivalents....................................   (2,301)     1,611     1,354
Cash and cash equivalents at beginning of year..    4,670      3,059     1,705
                                                 --------  ---------  --------
Cash and cash equivalents at end of year........ $  2,369  $   4,670  $  3,059
                                                 ========  =========  ========

                            See accompanying notes.

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS:

  The Liposome Company, Inc. (the "Company") is a leading biotechnology company engaged in the discovery, development and, recently, the commercialization of proprietary lipid and liposome-based pharmaceuticals for the treatment, prevention and diagnosis of inadequately treated, life-threatening illnesses. The Company is currently launching its first product, amphotericin B lipid complex (ABLC(R) or, in Europe, Abelcet(TM)), which has been approved for marketing for certain indications in the United Kingdom and is the subject of marketing application filings in seventeen other countries. The Company expects to file an NDA for ABLC(R) in the United States during 1995. In addition to ABLC(R)/Abelcet(TM), the Company's other lead products are TLC D-99 and TLC C-53. TLC D-99, liposomal doxorubicin, is being developed in conjunction with a corporate sponsor primarily as a first line treatment of metastatic breast cancer. TLC C-53, liposomal prostaglandin E/1/, is being developed for the treatment of acute respiratory distress syndrome and acute myocardial infarction. The Company also has a continuing discovery research program which concentrates primarily on the treatment of cancer and inflammatory conditions.

CONSOLIDATED FINANCIAL STATEMENTS:

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

REVENUE RECOGNITION AND UNEARNED CONTRACT INCOME:

  Payments for collaborative research and development are generally received in advance and are recognized as revenue, ratably, as the research and development is performed. Licensing fees, royalty and hurdle payments are recognized in the period earned.

  The Company has entered into various collaborative research and development contracts. The Company earned substantially all of its research and development revenues from two corporate sponsors in 1994 and 1993, and three in 1992. Corporate sponsors who contributed 10% or more of the Company's total revenues, pursuant to collaborative agreements and licensing and other fees as reported in the statements of operations, in any year were as follows:

                  CORPORATE SPONSORS                1994      1993       1992
                  ------------------              --------- --------- ----------
      A.......................................... $     --  $     --  $  600,000
      B.......................................... 4,694,000 4,497,000  4,579,000
      C.......................................... 1,116,000   333,000    500,000

RESEARCH AND DEVELOPMENT EXPENSES:

  The research and development expenses of the Company, which are expensed as incurred, include those efforts related to collaborative research and development agreements, development of the Company's proprietary products and general research. The expenses include, but are not limited to, medical, biostatistical, regulatory, manufacturing and scientific support costs.

DEPRECIATION AND AMORTIZATION:

  Building and building improvements, furniture and fixtures, automobiles, and machinery and equipment are depreciated by the straight-line method over their estimated useful lives ranging from three to twenty years. Leasehold improvements and machinery and equipment under capital leases are amortized by the straight-line method over the lesser of their estimated useful lives or the terms of the related leases. Purchased patents are amortized by the straight-line method over their life as determined by the country of issuance. The Company reviews the realizability of the patents on a quarterly basis.

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

CASH EQUIVALENTS:

  The Company considers all highly liquid investments with maturities of three months or less as cash equivalents.

INVESTMENTS:

  Short-term investments represent marketable securities available for current operations, all of which have been classified as available for sale, while long-term investments represent marketable securities available for expected capital acquisitions. These investments, which are all investment grade, are stated at market value of the portfolio.

  On December 31, 1993, the Company adopted the provisions of the Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. This Statement requires certain investments in debt and equity securities to be reported at current market value. Prior to 1993 investments were carried at the lower of cost or market.

  For the years ended December 31, 1994 and 1993, investment income includes gross realized gains of $150,000 and $765,000, respectively. At December 31, 1994 and 1993, investments included gross unrealized gains of $7,000 and $845,000 and losses of $5,040,000 and $195,000, respectively. The fair values of debt securities maturing within one year and and after one year but less than 5 years, amounted to $5,954,000 and $57,148,000, respectively.

RESTRICTED CASH:

  The Company has entered into certain financing arrangements that require the issuance of letters of credit that are partially secured by certain securities. The aggregate amount of these securities are segregated and identified as restricted cash. The Company is also required to maintain minimum cash balances in connection with these financings.

NET LOSS PER SHARE APPLICABLE TO COMMON STOCK:

  Net loss per share applicable to Common Stock is computed based on the weighted average of the Common Stock shares outstanding. Common Stock equivalents are not included in the computation of weighted average shares outstanding since the effect would be anti-dilutive.

RECLASSIFICATION:

  Certain reclassifications have been made to the prior year financial statement amounts to conform with the presentation in the current year financial statements.

2. STOCKHOLDERS' EQUITY:

PREFERRED STOCK:

  In January 1993, the Company completed an offering of 2,760,000 Depositary Shares, each of which represents one-tenth of a share of Series A Cumulative Convertible Exchangeable Preferred Stock carrying a 7 3/4% dividend rate. The liquidation value is $25.00 per Depositary Share, plus accrued and unpaid dividends. Each Depositary Share is convertible at any time into shares of the Company Common Stock at a conversion price of $12.85 per share of Common Stock, which is equivalent to a conversion rate of 1.9455 shares of Common Stock for each Depositary Share. 5,369,580 shares of Common Stock are reserved for such conversion. The proceeds to the Company were $66,240,000 net of underwriter fees. Additional stock issuance costs, including professional, registration, filing and printing fees of approximately $505,000 were incurred in connection with this offering.

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

PREFERRED STOCK DIVIDENDS:

  During 1994 and 1993, the Board of Directors of the Company declared the quarterly cash dividends on the Series A Cumulative Convertible Exchangeable Preferred Stock at a prorated dividend rate of $.484375 per Depositary Share. Dividend payments in 1994 and 1993 totaled $5,348,000 and $4,011,000, respectively. An additional dividend payment of $1,337,000 was paid on January 16, 1995 to stockholders of record on January 2, 1995.

COMMON STOCK:

  In March 1992, the Company completed the sale of 3,450,000 shares of Common Stock. Proceeds from the stock sale were $44,954,000 net of underwriter fees. Additional stock issuance costs, including professional, registration, filing and printing fees of approximately $351,000 were incurred in connection with the sale.

3. STOCK OPTION PLANS:

  The Company has several stock option plans available for the issuance of incentive stock options and non-qualified stock options ("NQSO"). These options are designed to attract and retain key employees, directors and consultants. As of December 31, 1994, the Company had outstanding grants of 4,226,105 shares and 1,455,808 shares available for grants, totaling 5,671,913 shares of Common Stock reserved for stock option grants.

  Options are granted at fair market value. These options generally become exercisable in ratable installments over a five-year period. Options under the 1991 Non-Employee Directors NQSO Plan ("Directors' Plan") are automatically granted upon appointment to the Board of Directors and annually on July 1 of each year to such non-employee Directors. Such initial grants vest over a five year period and subsequent annual grants vest in one year. Activity under all stock option plans for 1992, 1993 and 1994 is summarized as follows:

                                                 NUMBER OF    PRICE RANGE PER
                                                  SHARES           SHARE
                                                 ---------  -------------------
Outstanding December 31, 1991................... 2,737,080
Granted.........................................   705,275  $ 7.875 --  $ 22.75
Exercised.......................................  (309,730)     .85 --     9.75
Forfeited.......................................   (45,535)    1.25 --    22.75
                                                 ---------
Outstanding December 31, 1992................... 3,087,090
Granted......................................... 1,243,470     5.75 --    11.75
Exercised.......................................  (202,634)     .75 --    3.625
Forfeited.......................................  (261,339)  1.0625 --    16.50
                                                 ---------
Outstanding December 31, 1993................... 3,866,587
Granted......................................... 1,042,320     5.75 --  10.1875
Exercised.......................................  (246,161)   2.036 --     8.00
Forfeited.......................................  (436,641)     .85 --    21.25
                                                 ---------
Outstanding at December 31, 1994................ 4,226,105
                                                 =========
Exercisable at December 31, 1994................ 2,141,990  $   .85 --  $ 21.25
                                                 =========

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

4. PROPERTY, PLANT AND EQUIPMENT:

  Property, plant and equipment consists of the following:

                                                          1994         1993
                                                       -----------  -----------
   Building and building improvements................. $ 2,778,000  $ 2,771,000
   Land and land improvements.........................     423,000      423,000
   Automobiles........................................      12,000       12,000
   Furniture and fixtures.............................   1,574,000      814,000
   Machinery and equipment............................   9,070,000    8,172,000
   Leasehold improvements and other...................   4,597,000    3,870,000
   Construction in process............................   2,269,000    1,682,000
   Machinery and equipment under capital lease........   7,496,000    7,496,000
                                                       -----------  -----------
   Total property, plant and equipment................  28,219,000   25,240,000
   Less: Accumulated depreciation and amortization.... (10,533,000)  (7,473,000)
                                                       -----------  -----------
   Net property, plant and equipment.................. $17,686,000  $17,767,000
                                                       ===========  ===========

5. INVENTORIES:

  The components of inventory are as follows:

                                                                 1994     1993
                                                               -------- --------
      Raw Materials........................................... $611,000 $214,000
      Supplies................................................  137,000      --
                                                               -------- --------
                                                               $748,000 $214,000
                                                               ======== ========

6. COMMITMENTS AND CONTINGENCIES:

Operating Leases:

  Total rental expense for property, plant and equipment was approximately $1,618,000, $1,139,000, and $739,000 for 1994, 1993 and 1992, respectively.

  The Company's future minimum lease payments under noncancelable operating leases at December 31, 1994 are as follows:

            1995.............................. $1,326,000
            1996..............................  1,289,000
            1997..............................  1,252,000
            1998..............................    753,000
            1999..............................    568,000
            2000 and thereafter...............  4,596,000
                                               ----------
              Total........................... $9,784,000
                                               ==========

CAPITAL LEASES:

  On July 1, 1993 the Company entered into an agreement which provided for equipment lease financing. As of December 31, 1994, the Company had received a total of $7,496,000 under the lease financing agreement in sale-leaseback refinancings outstanding against this arrangement. The sale-leaseback refinancings are secured by $3,748,000 in standby letters of credit provided under a letter of credit agreement which is secured by AAA rated securities owned by the Company. The Company is required to maintain a minimum balance of $20,000,000 in cash and marketable securities, including those securities securing the letters of credit in connection with the lease financing.

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

  The following is a schedule by year of future minimum payments under capital leases together with the present value of the minimum lease payments and the capital lease portion of certain classes of property as of December 31, 1994:

          1995.....................................................  $1,584,000
          1996.....................................................   1,584,000
          1997.....................................................   1,584,000
          1998.....................................................   1,084,000
          1999.....................................................         --
          2000 and thereafter......................................         --
                                                                     ----------
      Total minimum lease payments.................................   5,836,000
      Less: Amount representing interest...........................    (234,000)
                                                                     ----------
      Present value of minimum lease payments......................  $5,602,000
                                                                     ==========

CLASSES OF PROPERTY:

      Machinery....................................................  $4,205,000
      Leasehold improvements.......................................   3,291,000
                                                                     ----------
      Total machinery and leasehold improvements...................   7,496,000
      Less: Accumulated amortization...............................  (2,058,000)
                                                                     ----------
      Net machinery and leasehold improvements.....................  $5,438,000
                                                                     ==========

7. LONG-TERM DEBT:

  On July 24, 1992, The Liposome Manufacturing Company, Inc., a wholly-owned subsidiary of The Liposome Company, Inc., entered into a mortgage-backed note to partially fund the purchase of a pharmaceutical manufacturing facility in Indianapolis, Indiana. The principal will be paid in equal installments of $25,225 each month plus accrued interest. The note payments will be completed on November 1, 2001. The interest rate, based on the prime rate plus 1/2%, has a floor and ceiling of 6% and 10%, respectively. The note is guaranteed by The Liposome Company, Inc. and the mortgage lending institution is holding a $1,000,000 AAA rated security owned by The Liposome Company, Inc. as collateral for the note. The Company is required to maintain a minimum balance of $10,000,000 in cash and marketable securities, including those securities securing the letter of credit in connection with the financing.

  The Liposome Manufacturing Company's principal repayment obligations as of December 31, 1994 are as follows:

         1995........................................ $  303,000
         1996........................................    303,000
         1997........................................    303,000
         1998........................................    303,000
         1999........................................    303,000
         2000 and thereafter.........................    579,000
                                                      ----------
           Subtotal..................................  2,094,000
         Less: Current portion.......................   (303,000)
                                                      ----------
           Total..................................... $1,791,000
                                                      ==========

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

8. SUPPLEMENTAL INFORMATION:

ACCRUED EXPENSES:
  The components of accrued expenses are as follows:

                                                             1994       1993
                                                          ---------- ----------
     Accrued expenses for preclinical and clinical
     programs............................................ $2,068,000 $1,527,000
     Accrued legal fees..................................    344,000    235,000
     Accrued wages and vacation..........................    433,000    585,000
     Other...............................................  1,853,000    784,000
                                                          ---------- ----------
       Total............................................. $4,698,000 $3,131,000
                                                          ========== ==========

STATEMENT OF CASH FLOW:

                                                      1994     1993    1992
                                                    -------- -------- -------
   Supplemental disclosure of cash flow informa-
    tion:
     Cash paid during the year for interest........ $310,000 $251,000 $66,000
                                                    ======== ======== =======

9. INCOME TAXES:

  The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company provides a valuation allowance against the net deferred tax debits due to the uncertainty of realization. The increase in the valuation allowance for the year ended December 31, 1994 was $16,050,000.

  Temporary differences and carryforwards which give rise to the deferred tax assets and liabilities at December 31, 1994 are as follows:

                                                     DEFERRED       DEFERRED
                                                    TAX ASSETS   TAX LIABILITIES
                                                   ------------  ---------------
   Depreciation..................................  $    517,000        --
   Net unrealized investment loss................     1,711,000        --
   State taxes (net of Federal benefit)..........     5,533,000        --
   Amortization..................................       709,000        --
   Net operating losses--Federal.................    34,480,000        --
   Other.........................................       355,000        --
   Tax credits...................................     2,905,000        --
                                                   ------------      -------
   Subtotal......................................    46,210,000        --
                                                   ------------      -------
   Valuation allowance--Federal..................   (40,677,000)       --
   Valuation allowance--State....................    (5,533,000)       --
                                                   ------------      -------
     Total deferred taxes........................  $          0      $     0
                                                   ============      =======

  At December 31, 1994, the Company had approximately $101,412,000 of net operating loss carryforwards, $45,000 of investment tax credit carryforwards, and $2,860,000 of research and

                  THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES development credit carryforwards. These carryforwards expire in the periods 1996 through 2009. The timing and manner in which these losses are used may be limited as a result of certain ownership changes which occurred as provided by IRS Regulations under Section 382.

10. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

  Summarized quarterly financial data (in thousands of dollars, except for per share) for the years ended December 31, 1994, and 1993 is as follows:

                                                       QUARTER
                                          ------------------------------------
                                           FIRST   SECOND    THIRD     FOURTH
                                          -------  -------  --------  --------
1994
Total revenues........................... $ 3,036  $ 2,941  $  2,446  $  2,017
Total expenses...........................   9,874   11,084    11,127    12,008
                                          -------  -------  --------  --------
Net loss.................................  (6,838)  (8,143)   (8,681)   (9,991)
Preferred stock dividends................  (1,337)  (1,337)   (1,337)   (1,337)
                                          -------  -------  --------  --------
Net loss applicable to Common Stock...... $(8,175) $(9,480) $(10,018) $(11,328)
                                          =======  =======  ========  ========
Net loss per share applicable to Common
 Stock................................... $  (.34) $  (.40) $   (.42) $   (.48)
                                          =======  =======  ========  ========
                                                       QUARTER
                                          ------------------------------------
                                           FIRST   SECOND    THIRD     FOURTH
                                          -------  -------  --------  --------
1993
Total revenues........................... $ 2,847  $ 3,556  $  3,480  $  3,159
Total expenses...........................   6,354    7,220    10,797    11,148
                                          -------  -------  --------  --------
Net loss.................................  (3,507)  (3,664)   (7,317)   (7,989)
Preferred Stock dividends................  (1,337)  (1,337)   (1,337)   (1,337)
                                          -------  -------  --------  --------
Net loss applicable to Common Stock...... $(4,844) $(5,001) $ (8,654) $ (9,326)
                                          =======  =======  ========  ========
Net loss per share applicable to Common
 Stock................................... $  (.21) $  (.21) $   (.37) $   (.39)
                                          =======  =======  ========  ========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   NO DEALER, SALESPERSON OR OTHER
 PERSON HAS BEEN AUTHORIZED TO
 GIVE ANY INFORMATION OR TO MAKE
 ANY REPRESENTATIONS OTHER THAN
 THOSE CONTAINED IN THIS PROSPEC-
 TUS AND, IF GIVEN OR MADE, SUCH
 INFORMATION OR REPRESENTATIONS
 MUST NOT BE RELIED UPON AS HAVING
 BEEN AUTHORIZED BY THE COMPANY OR
 THE UNDERWRITERS. THIS PROSPECTUS
 DOES NOT CONSTITUTE AN OFFER TO
 SELL OR A SOLICITATION OF AN OF-
 FER TO BUY TO ANY PERSON IN ANY
 JURISDICTION IN WHICH SUCH OFFER
 OR SOLICITATION WOULD BE UNLAWFUL
 OR TO ANY PERSON TO WHOM IT IS
 UNLAWFUL. NEITHER THE DELIVERY OF
 THIS PROSPECTUS NOR ANY OFFER OR
 SALE MADE HEREUNDER SHALL, UNDER
 ANY CIRCUMSTANCES, CREATE ANY IM-
 PLICATION THAT THERE HAS BEEN NO
 CHANGE IN THE AFFAIRS OF THE COM-
 PANY OR THAT THE INFORMATION CON-
 TAINED HEREIN IS CORRECT AS OF
 ANY TIME SUBSEQUENT TO THE DATE
 HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Incorporation of Certain Documents by Reference.........................   2
  Prospectus Summary......................................................   3
  Risk Factors............................................................   5
  The Company.............................................................   9
  Use of Proceeds.........................................................  10
  Price Range of Common Stock and Dividend Policy.........................  11
  Capitalization..........................................................  12
  Selected Consolidated Financial Data....................................  13
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................  14
  Business................................................................  18
  Management..............................................................  31
  Principal Shareholders..................................................  35
  Description of Capital Stock............................................  36
  Underwriting............................................................  38
  Legal Matters...........................................................  39
  Experts.................................................................  39
  Index to Consolidated Financial Statements.............................. F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                                 [The Liposome
                                  Company logo]


                                  COMMON STOCK

                                  -----------

                                   PROSPECTUS

                                  -----------

                               HAMBRECHT & QUIST
                                 INCORPORATED

                              UBS SECURITIES INC.

                                        , 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses to be born by the Company in connection with the issuance and distribution of the securities being registered hereby other than underwriting discounts and commissions.

      SEC registration fee......................................... $ 12,937.50
      NASD filing fee..............................................    3,751.88
      Accountants' fees and expenses*..............................   25,000.00
      Legal fees and expenses*.....................................  200,000.00
      Blue Sky qualification legal fees and expenses*..............   30,000.00
      Cost of printing and engraving*..............................  100,000.00
      Miscellaneous*...............................................   45,810.62
                                                                    -----------
        Total...................................................... $417,500.00
                                                                    ===========

--------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law, among other things, and subject to certain conditions, authorizes the Company to indemnify its officers and directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such an officer or director. The By-laws of the Company provide for indemnification of its officers and directors to the full extent authorized by law.

  The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty or loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived any improper personal benefit. Any repeal or modification of the foregoing amendment after its adoption by the stockholders of the Company will not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

  The Board of Directors and the Company's stockholders have approved the use of an indemnification agreement (the "Indemnification Agreement"). The Indemnification Agreement requires that the Company indemnify directors and executive officers who are parties thereto in all cases to the fullest extent permitted by applicable Delaware law. This contract right to indemnification gives all directors and executive officers protection against a subsequent adverse change in the Company's indemnification provisions in its By-laws on a change of control of the Company.

  The Company has obtained an insurance policy insuring its officers and directors for certain acts in connection with their services as such.

  Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1, in which each underwriter agrees to indemnify the directors and certain officers of the Registrant and certain other persons against certain civil liabilities.

ITEM 16.  EXHIBITS

  The following exhibits are filed as part of this Registration Statement:

 EXHIBIT
   NO.                               DESCRIPTION OF DOCUMENT
 --------                            -----------------------
 * 1      --Form of Underwriting Agreement.
   4.1    --Provisions of the Articles of Incorporation of the Registrant defining rights of holders of Common Stock of the Registrant (Exhibit 3(i)-01 to the
           Company's annual report on Form 10-K for the year ended December 31, 1994, incorporated herein by reference thereto).
   4.2    --Provisions of the By-laws of the Registrant defining rights of holders of the Common Stock of the Registrant (Exhibit 4.5 to Registration Statement
           No. 33-23292, incorporated herein by reference thereto).
 * 5      --Opinion of Dewey Ballantine.
 *23.1    --Consent of Dewey Ballantine (included in Exhibit 5).
  23.2    --Consent of Coopers & Lybrand L.L.P.
 *23.3    --Consent of Dechert Price & Rhoads.
 *24      --Power of Attorney.

--------

* Previously filed.

ITEM 17.  UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for the indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
  Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE TOWNSHIP OF PLAINSBORO, STATE OF NEW JERSEY ON THE 30TH DAY OF MARCH, 1995.

                                        THE LIPOSOME COMPANY, INC.

                                                /s/ Brooks Boveroux
                                        By: ____________________________________

                                                  BROOKS BOVEROUX

                                          VICE PRESIDENT, FINANCE, CHIEF

                                          FINANCIAL OFFICER AND TREASURER


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON THE 30TH DAY OF MARCH, 1995 IN THE CAPACITIES INDICATED.


                   *                          Chairman of the Board of
  ----------------------------------------     Directors, President, Chief
              CHARLES A. BAKER                 Executive Officer and
                                               Director (Principal
                                               Executive Officer)



                   *                          Executive Vice President and
  ----------------------------------------     Chief Operating Officer
            EDWARD G. SILVERMAN

            /s/ Brooks Boveroux               Vice President, Finance,
  ----------------------------------------     Chief Financial Officer and
              BROOKS BOVEROUX                  Treasurer (Principal
                                               Financial Officer)


                   *                          Controller (Principal
  ----------------------------------------     Accounting Officer)
              DENNIS RODRIGUES

                                              Director
  ----------------------------------------
              JAMES G. ANDRESS


                   *                          Director
  ----------------------------------------
           MORTON COLLINS, PH.D.


                   *                          Director
  ----------------------------------------
              STUART F. FEINER

                   *                          Director
  ----------------------------------------
           ROBERT F. HENDRICKSON
                                              Director
  ----------------------------------------
           BENGT SAMUELSSON, M.D.


                   *                          Director
  ----------------------------------------
           JOSEPH T. STEWART, JR.

                                              Director
  ----------------------------------------
           GERALD WEISSMANN, M.D.



                   *                          Director
  ----------------------------------------
          HORST WITZEL, DR. - ING.


        */s/ Carol J. Gillespie
  ----------------------------------------

          CAROL J. GILLESPIE

           ATTORNEY-IN FACT

                                 EXHIBIT INDEX

                                                                               SEQUENTIAL
 EXHIBIT                                                                          PAGE
   NO.                           DESCRIPTION OF EXHIBIT                          NUMBER
 -------                         ----------------------                        ----------
    *1     --Form of Underwriting Agreement.
     4.1   --Provisions of the Articles of Incorporation of the Registrant
            defining rights of holders of Common Stock of the Registrant
            (Exhibit 3(i)-01 to the Company's annual report on Form 10-K for the year ended December 31, 1994, incorporated herein by reference thereto).
     4.2   --Provisions of the By-laws of the Registrant defining rights of holders of the Common Stock of the Registrant (Exhibit 4.5 to
            Registration Statement No. 33-23292, incorporated herein by reference thereto).
    *5     --Opinion of Dewey Ballantine.
   *23.1   --Consent of Dewey Ballantine (included in Exhibit 5).
    23.2   --Consent of Coopers & Lybrand L.L.P.
   *23.3   --Consent of Dechert Price & Rhoads.
   *24     --Power of Attorney

* Previously filed.